# 2008





## Annual Report



Forest Laboratories, Inc.

*"The cycle of exclusivity demise and new product birth is characteristic of the pharmaceutical business. Fortunately, we expect to be birthing products to ameliorate the demise of the older ones, with an enviable continuity."*

*- Howard Solomon*

Forest Laboratories develops, manufactures and markets pharmaceutical products principally in the United States and Europe. Forest's primary therapeutic markets include central nervous system disorders, hypertension, pulmonary disorders and pain management. Forest is currently developing additional compounds in these areas. Forest's principal products include Namenda® for the treatment of moderate to severe Alzheimer's disease; Lexapro®, an SSRI antidepressant for the treatment of depression and generalized anxiety disorder; Bystolic™, a novel beta-blocker for the treatment of hypertension; and Campral®* for the maintenance of abstinence from alcohol in patients with alcohol dependence who are abstinent at treatment initiation.

In the United States, Forest's branded pharmaceutical products are marketed directly by the Company's Forest Pharmaceuticals, Forest Therapeutics, Forest Healthcare, Forest Ethicare and Forest Specialty Sales salesforces. The Company's generic products are marketed directly by its Inwood Laboratories, Inc. subsidiary.

In the United Kingdom, Ireland and certain export markets, Forest products are marketed by the Company's subsidiaries, Forest Laboratories U.K. and Forest Tosara Ltd.

Forest Laboratories common stock is traded on the New York Stock Exchange, trading symbol - FRX.

*Campral is a registered trademark under license from Merck Sante s.a.s., a subsidiary of Merck KGaA.

**Net Revenues**


3,836,329
3,441,785
2,962,390
3,159,639
2,680,274
2008 2007 2006 2005 2004

**Net Income**


967,933
454,103
708,514
838,805
735,874
2008 2007 2006 2005 2004

**Research & Development***


670,973
941,003
410,431
293,659
233,916
2008 2007 2006 2005 2004

**Stockholders' Equity**


3,715,317
3,024,813
2,697,809
3,132,385
3,255,864
2008 2007 2006 2005 2004

**Includes a one-time charge of $476,000 related to the Cerexa aquisition*

| Fiscal Year Ended March 31, | 2008 | 2007 |
|---|---|---|
| *(In thousands, except per share data)* | | |
| Net revenues | $3,836,329 | $3,441,785 |
| Income before income tax expense | 1,210,397 | 708,844 |
| Income tax expense | 242,464 | 254,741 |
| Net income | 967,933 | 454,103 |
| Earnings per common and common equivalent share–diluted | $3.06 | $1.41 |
| Weighted average number of common and common equivalent shares outstanding–diluted | 316,133 | 322,781 |



The economic turmoil around us has perhaps one moral, that the most vulnerable people are those who try to make money too fast on credit. Trading incalculable amounts of money, most of it borrowed, based simply on whether trading prices are going to go up or down, without regard to the value of the assets, if there are any at all, that are the subject of the trade, is quite simply, reckless gambling.

That is the one simple generalization that characterizes the economic distress in the investment community, leading to the downfall of Bear Stearns and the severe losses of even the survivors, running at incalculable billions of dollars.
That, in turn, has led to the lack of liquid capital throughout the system, affecting home owners, businesses, employees and companies. It has had less impact on pharmaceutical companies which, in general, have adequate cash, receive a part of their income indirectly through government reimbursement and market products with less flexible demand.

Within the pharmaceutical industry there are various business models followed by different companies. I thought it would be useful in this letter to discuss what we discuss among our senior management, and with our board, and perhaps not often enough with all of our employees, which is what is our current business model. We have been on a similar path, in general, for several years, but challenges and our own solutions have evolved over the years as we have matured and as the pharmaceutical business and its environment has changed.

To begin with, we still acquire our molecules either by license or purchase, rather than through discovery or basic research, although we do have several collaborative discovery projects for innovative compounds outstanding with companies that primarily engage in discovery. Those products are too early to project outcomes. We principally license or purchase our products because that route is less risky, and the time to marketing approval is shorter by years. We do not mind paying the necessary milestones and royalties in exchange for years on the market. The products we acquire run the range from not too long out of the test tube to products virtually ready for approval.

There are many, many products within that range that are available for purchase or license, from small biotech companies that need a development and marketing partner, from companies outside the United States that need partners here to complete development and to market their products in the world's best pharmaceutical market, and also from major pharmaceutical companies that have decided to abandon a particular product or therapeutic area, like Johnson & Johnson, which originally developed our recently launched vasodilating beta-blocker Bystolic.

We literally review hundreds of product opportunities every year. We decide that only a few provide the product and the terms that are interesting to us, and we have to vigorously pursue them and reach satisfactory agreements for them. Sometimes a product we desire goes elsewhere, but on the whole we rarely lose an opportunity to a major pharmaceutical company. Many companies prefer to deal with us because we are smaller and quicker, and because their product will not be lost among a vast portfolio, as with a major pharmaceutical company.

The process of evaluating opportunities demands time, experience, sometimes outside help, and ultimately judgment. It is a two pronged program – a scientific and a marketing evaluation, and we have a group in each of those categories that painstakingly analyzes those products that pass an initial screening. If the evaluation suggests we should obtain the opportunity, there is the process of negotiating final terms and reaching agreement. Following the initial license agreement, the relationship with a partner requires continuous management which is ultimately handled by our Alliance Management group. Our Life Cycle management group has the responsibility for coordinating the strategies for further expanding the utilization of our products by developing new indications, new formulations and combinations with other products.

It is not a simple process and we do not have the luxury that some big pharma companies have of splurging on an alluring opportunity where the return is nevertheless too conjectural. If we license a product, it has been through an arduous evaluation process. We are well equipped financially for very large projects, but we are very serious about risk. We paid $494,000,000 for Cerexa (not to be confused with our antidepressant Celexa) and would pay as much or more for an appropriate opportunity.

This process has produced a number of important opportunities for us which is precisely what we need, because we have major products, Lexapro and Namenda, whose patents will be expiring early in the next decade.

Once products are identified and rights obtained, they have to be developed by our scientific group so that an NDA can be prepared and submitted to the FDA for approval. That can be a massive project, taking years, and requiring great skill and complicated clinical studies. We have a superb group that performs all those functions.

Once the drug is approved, and even while it is being developed and in anticipation of approval, our marketing group is deeply involved and already doing the research and developing the best possible marketing plan. On approval, the sales force has already been trained. The combination of our marketing and sales organizations is preeminent in achieving successful results with prescribing physicians. Their extraordinary historical results are based on talent and very hard work, the traditional means of achieving excellence.

First of our next generation of products is Bystolic, our unique beta-blocker, launched in January of this year and licensed from Mylan, which had obtained the product from Johnson & Johnson. Beta-blockers have been a standard treatment for treating patients with hypertension for over fifty years. And the reason is that what beta-blockers do is the most obvious way of reducing the risk of hypertension – simply slowing down the heart so that it doesn't work so hard. But if you slow down the heart, you also slow down blood circulation due to the reduction in cardiac output. And that reduces your energy, which depends on the flow of blood to nourish and energize our muscles. And that is why the conventional beta-blockers make many patients lethargic and tired. And that is the reason why many patients do not like to take beta-blockers.

But Bystolic is different. It does slow down the heart, but it also dilates the blood vessels, and the dilation of blood vessels allows for less change in cardiac blood flow, so that patients do not usually have the fatigue and lethargy they have with many other beta-blockers. Dilated blood vessels require less effort by the heart to maintain adequate blood flow. Bystolic is having what we consider a very successful launch, and we expect that within a few years it will be a major product for us.

Then there are three products from Almirall, the largest Spanish pharmaceutical company. The first product, aclidinium, will be available before 2012, the other two soon after. They are for the treatment of COPD – chronic obstructive pulmonary disease, emphysema and chronic bronchitis, which involve a serious inflammation of the lungs that can be fatal. The lead product is aclidinium, a novel anticholinergic bronchodilator developed by Almirall, and the next two are combination products with aclidinium. All are inhaled products administered through a cutting edge inhalation device developed by Almirall, called the Novolizor.

Two Phase III studies for aclidinium monotherapy will be completed this year, with approximately 1,600 patients having been on medication for a year. The other two aclidinium based combination products are further behind in development.

If these products are approved and successfully marketed, we believe their sales could represent a significant improvement in the treatment of COPD and a significant contribution to Forest's earnings in the next decade.

And then there is our antibiotic group – ceftaroline and ceftaroline/NXL-104. These are both intravenous products for hospital use. Antibiotics are a new and potentially very important therapeutic area for us. Ceftaroline is active against many types of pathogens, including methacillin resistant staphylococcus aures, known as MRSA, which is a growing problem and has been responsible in recent years for a growing number of deaths in the United States.

We have just announced the conclusion of two positive Phase III studies for ceftaroline for skin and skin structure infections, which is the single largest category of use for intravenous antibiotics. A second pair of clinical studies for community acquired pneumonia will be completed in 2009 and if successful, we are planning to file the NDA for both uses in 2009 with a possible launch in 2010.

There are a wide variety of pathogenic bacteria involved in different infectious illnesses. So it is necessary to develop antibiotics like ceftaroline that are active against a wide range of pathogens, some of which are resistant to many traditional antibiotics.

To be able to further broaden the range of coverage of ceftaroline, we have acquired NXL-104, which is a novel compound licensed from the French company, Novexel, which can be combined with ceftaroline. Even though NXL-104 is not by itself an effective antibiotic, it is active in defeating the most widely used defense that bacteria utilize in achieving resistance to antibiotics. NXL-104, therefore, added to ceftaroline, may result in the broadest spectrum of antibiotic treatments presently available.

Some pathogenic bacteria, especially the gram-negative organisms have evolved to develop resistance to beta-lactam type antibiotics, like cephalosporins and penicillins, by their ability to produce an enzyme called beta-lactamase that destroys the antibiotic before the antibiotic can destroy them. Our product NXL-104 is a beta-lactamase inhibitor. It makes the bacteria's beta-lactamase ineffective, and therefore enables the antibiotic to be active against certain bacteria where it had previously been ineffective.

But that, of course, is not the end of the story. The cycle starts with an antibiotic which scientists have created through brilliant innovation that destroys pathogens by, for example, breaking down their cell wall, which is how penicillin works. To defend themselves, the pathogens then developed beta-lactamase, which breaks down the crucial molecular ring in the antibiotic, thereby destroying it. Then scientists developed beta-lactamase inhibitors, like NXL-104. The beta- lactamase inhibitor binds to beta-lactamase, thereby preventing it from destroying beta-lactamase type antibiotics, and therefore antibiotics such as ceftaroline/NXL-104 are protected from this type of resistance mechanism.

And so we have won a major victory, which may turn out to be a major reprieve. Because that is certainly not the end of the cycle. The pathogens will undoubtedly develop some way to destroy or inhibit the beta-lactamase inhibitor or make it irrelevant. We don't know how long it will take. It could be many years. And then scientists will develop a defense against the pathogen's new offense. It is in fact a perpetual warfare we are engaged in – human intelligence against pathogens with no intelligence at all, but that blindly and endlessly mutate with an amazing rapidity and variety. And some of those millions and millions of mutations, by chance, ultimately will defeat our latest scientific achievements. And then the surviving pathogens will reproduce by the millions either by cell division or by just passing around their DNA. It's a war that will never end, certainly not what Fleming anticipated when he discovered penicillin.

Nevertheless, for today, ceftaroline and ceftaroline combined with NXL-104 can be expected to achieve very significant sales in the next decade.

We have another product, milnacipran, for which we filed the NDA in December of last year, and we expect an FDA action in October. We obtained the license to milnacipran from Cypress Bioscience, an American company, which, in turn, licensed it from Pierre Fabre, a preeminent French company which originally developed the compound. Milnacipran is for the treatment of fibromyalgia, and perhaps ultimately for other indications. It is believed that fibromyalgia affects 6,000,000 people in the United

States. It is characterized by recurrent pain in various parts of the body. The cause is unknown. There are many theories, one of which is that it is an autoimmune condition. The symptoms are relieved by milnacipran based on the clinical studies submitted in our NDA. If milnacipran is approved by the FDA, it could be launched in the beginning of 2009.

Another product, which we hope to launch by 2012, is linaclotide, which we have licensed from Ironwood Pharmaceuticals (formerly called Microbia), an American company located in Boston. Ironwood recently completed Phase IIb studies for chronic constipation and constipation predominant irritable bowel syndrome (IBS-C) with excellent results and Phase III studies in both indications will soon be commenced. Both those indications are widespread.

If the product is successful in the Phase III studies and approved, it would be the first product of its type for the treatment of chronic constipation and IBS-C. Importantly, linaclotide is the first remedy for those conditions that is not absorbed by the body after it is ingested. Therefore it never enters the blood stream and has less potential to produce systemic effects or side effects which has been the problem with other products for these indications. Linaclotide works locally in the gut to stimulate the secretion of fluids, and thus relieve IBS-C and chronic constipation symptoms. The size of the market is substantial. Zelnorm, which had to be withdrawn because of safety concerns, had sales which were annualizing at about $600,000,000 when it was withdrawn.

Another important product in late stage development by us is RGH-188, for schizophrenia, developed by Gedeon Richter, a Hungarian company, and the largest pharmaceutical company in Eastern Europe. We announced late last year the results of the Phase II study in 400 patients, which indicated successful outcomes, both in antipsychotic action and in better tolerability, which therefore, compares favorably to the antipsychotics presently available. We are presently conducting additional Phase II studies in schizophrenia and bipolar mania before commencing Phase III studies.

RGH-188 could potentially become a leading product in its category, if the early therapeutic action and side effect profile are reproduced in future Phase III studies. The product for both indications could be available in 2012.

That adds up to five late stage products – one recently approved, one waiting for FDA approval, one with successful Phase III studies, and two with successful Phase II data, all of which we expect will make a significant contribution to Forest's sales and earnings in the years ahead.

The cycle of exclusivity demise and new product birth is characteristic of the pharmaceutical business. Fortunately, we expect to be birthing products to ameliorate the demise of the older ones, with an enviable continuity.

The research efforts involved in developing and attempting to comprehend how drugs work is no easy matter. We have to deal with the greatest mystery of all, the functioning of the human body and the effect of our interventions, which is almost always surprising us or defeating us. At best, we are intruding in a vast unknown, how the body works, how the mind works, the effects of our meddling with what is really the intricate result of thousands of millennia of evolution, and which often fiercely defends itself against our interventions.

And to make it more complicated, all the members of our species are different in ways that make developing universal remedies, with universal side effects, not just very difficult, but impossible.

And so our intervention efforts are variable, and that is why a drug apparently beneficial for so many people can have an undesirable effect in some other people. Not everyone understands that variability. They expect a drug's effect to be universal, even though we vary in size, shape, appetites, in our internal organs and symptoms, and ultimately in our individual genetic components and the stimuli they have been subjected to. So why wouldn't we respond differently to drugs?

Nevertheless, we have critics in Congress, in the media, and the "strike suit" lawyers, who all benefit by making a cause out of something which is really perfectly natural.

I have summarized some of our more important products under current development which we expect will become important products for us in the next decade, offsetting and ultimately surpassing the products we expect to lose during that period. There are more products in development, more we are negotiating for and more we will be negotiating for every year.
All this is the result of a prodigious work ethic throughout the Company, in locating products, in struggling to evaluate them accurately, in developing them, further and further back in their development, in developing brilliant marketing plans and in marketing our products to physicians. We have avoided direct to consumer advertising because we believe our audience is physicians. And in everything we have done we have tried very hard to stay well within the law and best industry practices.

It is our employees, year after year, who do it all, whose exacting standards and good judgment and hours of gritty hard work, have enabled Forest to earn the profits it has, and enjoy the prospects it has – even in these difficult economic times.





**Howard Solomon**
Chairman & Chief Executive Officer

**Lawrence S. Olanoff, M.D., Ph.D.**
President and Chief Operating Officer

*(Dollar amounts in thousands)*

This year marked continued growth of our key marketed products, continued investment in research and development to enhance and develop our pipeline of products and support behind a fourth fiscal quarter new product launch. For the fiscal year ended March 31, 2008, total net revenues increased by $394,544 to a record high of $3,836,329 as a result of increased sales growth of our key marketed products Lexapro® and Namenda® and higher co-promotion income from Benicar®.

On December 18, 2007, the United States Food and Drug Administration (or FDA) approved our novel beta-blocker Bystolic™ (nebivolol) for the treatment of hypertension. We licensed the U.S. and Canadian rights to Bystolic from Mylan Inc. (or Mylan) in January 2006. Pursuant to that licensing agreement, we made a milestone payment of $25,000 upon FDA approval. We commenced the sale and marketing of Bystolic in January 2008. On February 27, 2008, we amended the agreement with Mylan to terminate Mylan's further commercial rights for Bystolic in the United States and Canada and to reduce further payment obligations to Mylan. In connection with this modified agreement, we made a one-time cash payment of $370,000 to Mylan and will continue to make contractual royalty payments through calendar 2010, after which our royalty rate will be reduced.

On January 22, 2008, we entered into an agreement with Novexel, S.A. (or Novexel) for the development, manufacture and commercialization of Novexel's novel intravenous beta-lactamase inhibitor, NXL104 in combination with Forest's ceftaroline. NXL104 inhibits bacterial enzymes called beta-lactamases that break down beta-lactam antibiotics (in particular penicillins and cephalosporins). Beta-lactamase inhibition represents a mechanism for counteracting resistance and enhancing broad-spectrum activity of beta-lactam antibiotics. Under the terms of the agreement, we received the exclusive rights to administer NXL104 with ceftaroline as a combination product in North America. We intend to initiate Phase I studies of the ceftaroline/NXL104 combination in calendar 2009. Pursuant to the agreement, we paid Novexel an upfront license payment of approximately $110,000, which was charged to research and development expense. Additional milestone payments to Novexel, if the combination product is successfully developed, could total another $110 million. Following the product's regulatory marketing approval, we will pay Novexel a low double-digit royalty on product sales throughout North America.

On May 12, 2008, we and our licensing partner Daiichi Sankyo, Inc. (or Sankyo) announced that effective July 1, 2008 we have terminated our co-promotion agreement for Azor™ (amlodipine and olmesartan medoxomil), Sankyo's fixed-dose combination of two antihypertensives, the calcium channel blocker amlodipine besylate and the angiotensin receptor blocker olmesartan medoxomil. In the first quarter of fiscal 2009, we will record a one-time charge of approximately $44,100 which is composed of a one-time payment to Sankyo of approximately $26,600 related to the termination of the agreement and $17,500 related to the unamortized portion of the initial upfront payment. We determined that the resources we had allocated to the Azor co-promotion will be better utilized in providing additional support for our other currently marketed products.

In September 2007, we entered into a 50/50 partnership in the United States with Ironwood Pharmaceuticals, Inc. (or Ironwood, formerly known as Microbia, Inc.) to co-develop and co-market Ironwood's first-in-class compound linaclotide. Linaclotide is currently being investigated for the treatment of constipation-predominant irritable bowel syndrome (or IBS-C), chronic constipation (or CC) and other gastrointestinal disorders. Under the terms of the agreement, we initially paid Ironwood $70,000 in licensing fees. We and Ironwood will jointly and equally fund development and commercialization of linaclotide in the United States, sharing profits equally. Additionally, we will have exclusive rights in Canada and Mexico and will pay Ironwood a royalty on sales in these countries.

During fiscal 2007 our Board of Directors (or the Board) approved the 2007 Repurchase Program which authorized the purchase of up to 25 million shares of common stock. On August 13, 2007, the Board authorized the purchase of an additional 10 million shares of common stock. For the year ended March 31, 2008, we have repurchased a total of 8.9 million shares at a cost of $356,327. As of May 29, 2008, we have repurchased, cumulatively, a total of 25.8 million shares at a cost of $1,059,791 under the 2007 Repurchase Program, leaving us the authority to purchase 9.2 million more shares.

## Financial Condition and Liquidity

Net current assets increased by $501,570 for fiscal 2008. Cash, marketable securities and accounts receivable increased from ongoing operations. During fiscal 2008 we had significant outlays of cash. In the fourth quarter of 2008, we made a one-time payment of $370,000 to Mylan in connection with amending our agreement for Bystolic as discussed above. During the first three quarters of fiscal 2008, pursuant to the 2007 Repurchase Program, we repurchased 8.9 million shares of common stock at a cost of $356,327. No shares were repurchased during the fourth quarter and 15.8 million shares were available for repurchase under the program at March 31, 2008. Of our total cash and marketable securities position at March 31, 2008, 42%, or about $1,029,000, was domiciled domestically with the remainder held by our international subsidiaries. We currently invest funds in Variable Rate Demand Notes, Municipal Bonds and Notes, Commercial Paper including money market instruments, Auction Rate Securities and European Bank Floating Rate Notes that have major bank liquidity agreements. These investments, which are subject to general credit, liquidity and market risks, have not been materially affected by the U.S. sub-prime mortgage defaults that have affected certain sectors of the financial markets and caused credit and liquidity issues. At March 31, 2008, approximately 26% of our investments were affected by net unrealized losses. While we believe that these net unrealized losses are temporary, further declines in the value of these investments may be deemed other than temporary if the credit and capital markets were to continue to deteriorate in future periods. We have the ability and intend to hold our investments until a recovery of fair value, which may be at maturity. Therefore, we do not consider these investments to be other-than-temporarily impaired and will continue to monitor global market conditions to minimize the uncertainty of impairments in future periods. Raw materials and work in process inventories decreased as we are bringing these balances to more normalized levels. Finished goods inventory increased in order to support continued demand for our products including the recent launch of Bystolic. We believe that current inventory levels are adequate to support the growth of our ongoing business. License agreements, product rights and other intangibles before accumulated amortization increased during fiscal 2008 as a result of three agreements. In October 2007, we paid Daiichi Sankyo $20,000 in connection with the co-promotion agreement for Azor. In December 2007, we paid $25,000 to Mylan upon FDA approval of Bystolic. In February 2008, we paid an additional $370,000 to Mylan in connection with the amended agreement. Non-current deferred income taxes increased as a result of an upfront licensing charge in connection with the collaboration agreement with Ironwood for the right to co-develop and co-market linaclotide. Increases in accounts payable and accrued expenses were due to normal operating activities.

Property, plant and equipment before accumulated depreciation increased from fiscal 2007. During the year we completed the refurbishment of a 90,000 square foot facility in Ireland which will provide additional capacity for the manufacturing of Lexapro, Namenda and for future products. This facility commenced operations in April 2008. We also continued to make technology investments to expand our principal operating systems to enhance supply chain and salesforce applications.

On April 1, 2007, we adopted the provisions of Financial Accounting Standards Board (or FASB) Interpretation No. 48 (or FIN 48), "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109". As a result of adoption of FIN 48, we recognized an increase of $13,796, net of related tax benefits, to the unrecognized tax benefits (or UTB) balance with a corresponding reduction to the April 1, 2007 balance of retained earnings, resulting in an opening UTB balance of $143,605. As of March 31, 2008, our consolidated balance sheet reflects UTBs of $178,471, of which $167,671 would impact the effective tax rate if recognized. We also recognized interest accrued related to UTBs in income tax expense and related liability accounts on the balance sheet. During the fiscal year ended March 31, 2008, we recognized $9,599 of interest. Accrued interest related to UTBs totaled $19,939 as of March 31, 2008.

Management believes that current cash levels, coupled with funds to be generated by ongoing operations, will continue to provide adequate liquidity to facilitate potential acquisitions of products, payment of achieved milestones, capital investments and continued share repurchases.

### Contractual Obligations

The following table shows our contractual obligations related to lease obligations and inventory purchase commitments as of March 31, 2008:

| Payments due by period *(In thousands)* | <1 year | 1-3 years | 3-5 years | >5 years | Total |
|---|---|---|---|---|---|
| Operating lease obligations | $ 32,594 | $39,015 | $18,135 | $35,433 | $125,177 |
| Inventory purchase commitments | 136,209 | | | | 136,209 |
| | $168,803 | $39,015 | $18,135 | $35,433 | $261,386 |

The Company's income tax liabilities are not included in this table because the Company cannot be certain as to when they will become due. See Note 14 to the Consolidated Financial Statements.

### Off-Balance Sheet Arrangements

Forest is a party to several license agreements for products currently under development. Such agreements may require us to make future payments to the licensors, subject to the achievement of specific product or commercial development milestones, as defined.

### Results of Operations

Net sales increased $318,478 or 10% to $3,501,802 in fiscal 2008 from $3,183,324 in fiscal 2007 and $389,390 or 13.9% in fiscal 2007 as compared to $2,793,934 in fiscal 2006 primarily due to strong sales of Lexapro and Namenda.

Lexapro, which is indicated for the treatment of major depressive disorder and generalized anxiety disorder, and is our most significant product, had sales of $2,292,036 in fiscal 2008, growing 9% and contributing $186,046 to the net sales change as compared with fiscal 2007, of which $106,205 was due to price and $79,841 was related to volume. In fiscal 2007, Lexapro sales totaled $2,105,990 and contributed $232,735 to the net sales change compared to fiscal 2006, of which $136,196 was due to price and $96,539 was related to volume. Lexapro achieved a 17.7% share of total prescriptions for antidepressants in the SSRI/SNRI category in fiscal 2008. We expect Lexapro sales to remain strong during fiscal 2009. In fiscal 2004, we, along with our licensing partner, H. Lundbeck A/S (or Lundbeck) filed suit against Teva Pharmaceuticals (or Teva) for patent infringement related to our Lexapro patent. A trial was held regarding the patent litigation with Teva in March 2006 and on July 13, 2006, the U.S. District Court for the District of Delaware determined that the patent covering Lexapro is valid and enforceable. Lexapro's patent is set to expire in March 2012. Teva filed an appeal of the court's ruling, and on September 5, 2007, a federal appeals court upheld the patent's validity. Another generic manufacturer, Caraco Pharmaceutical Laboratories, Ltd. (or Caraco), has filed an Abbreviated New Drug Application (or ANDA) with a Paragraph IV Certification for a generic equivalent to Lexapro. Forest and Lundbeck have filed a lawsuit in the U.S. District Court for the Eastern District of Michigan against Caraco for patent infringement.

Sales of Namenda, our N-methyl-D-aspartate (or NMDA) receptor antagonist for the treatment of moderate to severe Alzheimer's disease grew 26%, an increase of $169,362 to $829,657 in fiscal 2008 as compared with fiscal 2007, of which $134,804 was due to volume and $34,558 was due to price. In fiscal 2007, sales of Namenda grew 30.0%, an increase of $152,252 to $660,295 as compared to $508,043 in fiscal 2006, of which $143,174 was due to volume and $9,078 was due to price. Namenda achieved a 33.8% share of total prescriptions in the Alzheimer's market as of March 31, 2008. We anticipate Namenda continuing positive growth. During the third quarter of fiscal 2008, we received notification from several companies that they filed ANDAs with Paragraph IV Certifications to obtain approval to market generic equivalents of Namenda. In January 2008, we along with our licensing partner Merz Pharma GmbH & Co. KgaA (or Merz) filed lawsuits in the U.S. District Court of Delaware against several companies for patent infringement. Namenda's patent is set to expire in April 2010. We have applied for patent term restoration which, if granted, would extend Namenda's patent protection until September 2013.

Bystolic, our recently approved novel beta-blocker for the treatment of hypertension, was launched in January 2008, and achieved sales of $11,070, primarily initial wholesaler stocking, in fiscal 2008. Sales of Campral®, our treatment for maintenance of abstinence from alcohol in patients with alcohol dependence who are abstinent at treatment initiation, amounted to $30,921 in fiscal 2008, $29,649 in fiscal 2007 and $22,868 in fiscal 2006. The remainder of the net sales change for the periods presented was due principally to volume fluctuations of our older and non-promoted product lines.

Contract revenue for fiscal year 2008 was $216,500 compared to $176,943 in fiscal year 2007 and $118,170 in fiscal year 2006, primarily due to co-promotion income from our co-marketing agreement with Daiichi Sankyo for Benicar. Forest has been co-promoting Benicar, indicated for the treatment of hypertension, since May 2002. Under the agreement, we are entitled to a share of the product profits (as defined) from the point the product became cumulatively profitable in fiscal year 2005. Fiscal 2008 was the final year of our active co-promotion activities and we will receive a reduced share of product profits over the remaining six-year term of the agreement, as defined.

Interest income increased in fiscal 2008 primarily due to interest received on higher levels of invested funds offset by lower average rates of return. Fiscal 2007 interest income increased primarily due to higher interest income received on funds available for investment resulting from more favorable rates of return.

Cost of sales as a percentage of net sales was 23% in fiscal 2008, unchanged from fiscal years 2007 and 2006.

Selling, general and administrative expense increased to $1,154,845 in fiscal 2008 from $1,046,336 in fiscal 2007 and $1,031,451 in fiscal 2006. The increase was primarily attributable to salesforce activity and promotional support for products currently marketed as well as launch and pre-launch costs for Bystolic and milnacipran.

Research and development expense decreased to $670,973 in fiscal 2008 from $941,003 in fiscal 2007, but increased from $410,431 in fiscal 2006. Fiscal 2007 included a one-time charge of $476,000 for in-process research and development (or IPR&D) related to the acquisition of Cerexa. During the fiscal 2007 year, we also paid $20,000 in connection with a development milestone. Fiscal 2008 included a $70,000 licensing charge in connection with the collaboration agreement with Ironwood for the right to co-develop and co-market linaclotide. Linaclotide, which is currently in Phase II testing, is being investigated for the treatment of constipation-predominant irritable bowel syndrome and chronic constipation. Also during the current year, we made an upfront license payment of approximately $110,000 to Novexel for the development, manufacture and commercialization of Novexel's novel intravenous beta-lactamase inhibitor, NXL104, in combination with Forest's ceftaroline. The increase in research and development expense in fiscal 2007 as compared with fiscal 2006 was due to the Cerexa acquisition and upfront and milestone payments in connection with licensing agreements.

Research and development expense also reflects the following:

- In May 2008, we announced results from a Phase III study of Lexapro in the treatment of adolescents, aged 12-17, with Major Depressive Disorder. These results indicate that patients treated with Lexapro experienced statistically significant improvement in symptoms of depression. Based on the results of this study, we filed for an adolescent depression indication in May 2008.

- During the fourth quarter of fiscal 2006, we entered into an agreement with Mylan for the commercialization, development and distribution rights for nebivolol, a novel beta-blocker. On December 18, 2007, we received FDA approval for Bystolic (nebivolol) for the treatment of hypertension. On February 27, 2008, we amended the agreement with Mylan to terminate Mylan's further commercial rights for Bystolic in the United States and Canada and to reduce future payment obligations to Mylan. In connection with this modified agreement, we made a one-time cash payment of $370,000 to Mylan. Following such payment, we remain obligated to pay Mylan contractual royalties through calendar 2010, after which our royalty rate will be reduced. Regarding a new indication for congestive heart failure, following input we have received from the FDA, we plan to file a New Drug Application (or NDA) in early calendar 2009 for that indication based on a previously completed Phase III study. The U.S. composition of matter patent covering nebivolol hydrochloride is licensed from Mylan and expires in 2020. (We have submitted a patent term extension application to extend this patent until 2021.) On January 26, 2007, Janssen Pharmaceutica N.V., the owner of the patent, filed a request with the U.S. Patent and Trademark Office (or the Office) for re-examination of the patent covering nebivolol hydrochloride. While the timing for resolution of the re-examination cannot be predicted, we expect that the Office will again certify that the claims of the patent are valid.

- In May 2007, we announced that top-line results of a Phase III study demonstrated significant therapeutic effects of milnacipran, as a treatment of fibromyalgia syndrome (or FMS). In December 2007, we submitted an NDA to the FDA including data from this study and an earlier Phase III study. We expect FDA action with respect to this NDA by the end of October 2008. We also expect results from a third randomized pivotal Phase III study in late 2008 or early 2009.

- In connection with our acquisition of Cerexa, Inc. in January 2007, we acquired worldwide development and marketing rights (excluding Japan) to ceftaroline, a next generation, broad-spectrum, hospital-based injectable cephalosporin antibiotic. Two Phase III studies of ceftaroline in complicated skin and skin structure infections (or cSSSI) have completed enrollment and two Phase III studies in patients with community acquired pneumonia (or CAP) have begun enrollment. We anticipate the cSSSI results in mid 2008 and the CAP results in 2009. Based on positive results, we anticipate submitting an NDA to the FDA by the end of calendar 2009.

- In April 2006, we entered into a collaboration agreement with Laboratorios Almirall, S.A. (or Almirall) for the U.S. rights to aclidinium, a novel long-acting muscarinic antagonist which is being developed as an inhaled therapy for the treatment of chronic obstructive pulmonary disease (or COPD). An international Phase III program is currently being conducted by us and Almirall. Enrollment has been completed and we expect top-line results to be available in the second half of calendar 2008. We and Almirall are also pursuing the development of a fixed-dose combination of aclidinium and the beta-agonist formoterol, which is currently in Phase II testing.

- During the September 2007 quarter, we entered into a 50/50 partnership with Ironwood to co-develop and co-market the compound linaclotide. Linaclotide is currently being investigated for the treatment of constipation-predominant irritable bowel syndrome, chronic constipation and other gastrointestinal disorders. In March 2008, we and Ironwood announced positive top-line results from two Phase II(b) randomized, double-blind, placebo-controlled studies assessing the safety, therapeutic effect and dose response of four different once-daily doses of linaclotide. Linaclotide was well tolerated at all doses. Based on this data we anticipate initiating Phase III studies in both indications in the second half of calendar 2008.

- In February 2008, we received preliminary results of a Phase III study of memantine HCl in a novel once-daily formulation of Namenda for the treatment of moderate to severe Alzheimer's disease. The results indicate that patients treated with this formulation experienced statistically significant benefits in cognition and clinical global status compared to placebo. Based on the results of this study, we intend to prepare and file an NDA for this new once-daily formulation.

- During the third quarter of fiscal 2005, Forest entered into a collaboration agreement with Gedeon Richter Ltd. for the North American rights to RGH-188, and related compounds, being developed as an atypical antipsychotic for the treatment of schizophrenia, bipolar mania and other psychiatric conditions. A review of top-line results of a Phase II study in schizophrenia indicated that RGH-188 demonstrated a nominally statistically significant (i.e., not adjusted for multiple comparisons) therapeutic effect compared to placebo in a low-dose arm and a numerical improvement compared to placebo in a high-dose arm that did not reach nominal statistical significance. Based on the review of the results, we will be initiating a second Phase II dose-ranging study in schizophrenia patients in the first half of fiscal 2009. An additional Phase II study of RGH-188 for the treatment of bipolar mania was commenced in April 2007 and we expect results in calendar 2008.

- During the second quarter of fiscal 2005, Forest entered into a collaboration agreement with Glenmark Pharmaceuticals Ltd. (or Glenmark) for the North American development and marketing of GRC 3886, a PDE4 inhibitor for the treatment of asthma and COPD. We have commenced a Phase II study of this compound for the COPD indication with results expected in the second half of calendar 2009.

Among other research and development projects we continue to support are the following: RGH-896, a compound being developed for the treatment of chronic pain and other CNS conditions; a series of novel compounds that target group 1 metabotropic glutamate receptors (mGLUR1/5); and ME1036, an injectable antibiotic which has demonstrated pre-clinical activity against both gram-positive and gram-negative bacteria. In addition, we have entered into several collaborations to conduct pre-clinical drug discovery.

The effective tax rate decreased to 20% in fiscal 2008 as compared to 21% (excluding the one-time Cerexa IPR&D charge) and 19% in fiscal 2007 and 2006, respectively. The effective tax rate for fiscal 2008 was lower compared to fiscal 2007 due primarily to a higher proportion of earnings generated in lower taxed foreign jurisdictions as compared with the United States. Effective tax rates can be affected by ongoing tax audits. See Note 14 to the Consolidated Financial Statements.

We expect to continue our profitability into fiscal 2009 with continued sales growth in our principal promoted products.

Inflation has not had a material effect on our operations for the periods presented.

## Critical Accounting Policies

The following accounting policies are important in understanding our financial condition and results of operations and should be considered an integral part of the financial review. Refer to the notes to the consolidated financial statements for additional policies.

### Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses during the reporting period. Estimates are made when accounting for sales allowances, returns, rebates and other pricing adjustments, depreciation, amortization and certain contingencies. Forest is subject to risks and uncertainties, which may include but are not limited to competition, federal or local legislation and regulations, litigation and overall changes in the healthcare environment that may cause actual results to vary from estimates. We review all significant estimates affecting the financial statements on a recurring basis and record the effect of any adjustments when necessary. Certain of these risks, uncertainties and assumptions are discussed further under the section entitled "Forward Looking Statements".

**Stock-Based Compensation**

On April 1, 2006, we adopted SFAS 123R "Share-Based Payment" under the modified prospective method. Since we had previously accounted for stock options under Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees", we recorded stock option and restricted stock expense in fiscal 2008 and 2007 while no expense was recorded in fiscal 2006.

Also under SFAS 123R, actual tax benefits recognized in excess of tax benefits previously established upon grant are reported as financing on the consolidated statements of cash flows. Prior to adoption, such tax benefits were reported as an increase to operating activities. The adoption of SFAS 123R did not have a significant impact on our financial position or results of operations.

We account for our employee stock option and restricted stock expense at the date of grant. All stock option and restricted stock grants have an exercise price equal to the fair market value of our common stock at the date of grant and generally have a 5 to 10 year term. The fair value of stock option and restricted stock grants are amortized to expense on an even basis over the vesting period.

**Revenue Recognition**

Revenues are recorded in the period the merchandise is shipped. As is typical in the pharmaceutical industry, gross product sales are subject to a variety of deductions, primarily representing rebates and discounts to government agencies, wholesalers and managed care organizations. These deductions represent estimates of the related liabilities and, as such, judgment is required when estimating the impact of these sales deductions on gross sales for a reporting period. Historically, our adjustments for actual future settlements have not been material, and have resulted in either a net increase or a net decrease to net income. If estimates are not representative of actual settlement, results could be materially affected. Provisions for estimated sales allowances, returns, rebates and other pricing adjustments are accrued at the time revenues are recognized as a direct reduction of such revenue.

The accruals are estimated based on available information, including third party data, regarding the portion of sales on which rebates and discounts can be earned, adjusted as appropriate for specific known events and the prevailing contractual discount rate. Provisions are reflected either as a direct reduction to accounts receivable or, to the extent that they are due to entities other than customers, as accrued expenses. Adjustments to estimates are recorded when customer credits are issued or payments are made to third parties.

The sensitivity of estimates can vary by program and type of customer. However, estimates associated with Medicaid and contract rebates are most at risk for adjustment because of the extensive time delay between the recording of the accrual and its ultimate settlement, an interval that can range up to one year. Because of this time lag, in any given quarter, adjustments to actual may incorporate revisions of prior quarters.

Provisions for Medicaid and contract rebates during a period are recorded based upon the actual historical experience ratio of rebates paid and actual prescriptions written. The experience ratio is applied to the period's sales to determine the rebate accrual and related expense. This experience ratio is evaluated regularly to ensure that the historical trends are as current as practicable. As appropriate, we will adjust the ratio to more closely match the current experience or expected future experience. In assessing this ratio, we consider current contract terms, such as the effect of changes in formulary status, discount rate and utilization trends. Periodically, the accrual is adjusted based upon actual payments made for rebates. If the ratio is not indicative of future experience, results could be affected. Rebate accruals for Medicaid were $31,756 at March 31, 2008 and $30,606 at March 31, 2007. Commercial discounts and other rebate accruals were $141,949 at March 31, 2008 and $115,893 at March 31, 2007. These and other rebate accruals are established in the period the related revenue was recognized, resulting in a reduction to sales and the establishment of a liability, which is included in accrued expenses.

The following table summarizes the activity in the accounts related to accrued rebates, sales returns and discounts *(In thousands)*:

| March 31, | 2008 | 2007 |
|---|---|---|
| Beginning balance | $208,063 | $158,277 |
| Provision for rebates | 440,975 | 369,473 |
| Changes in estimates | 2,500 | 3,301 |
| Settlements | ( 412,852) | ( 324,695) |
| | 30,623 | 48,079 |
| Provision for returns | 30,804 | 27,398 |
| Changes in estimates | | ( 1,264) |
| Settlements | ( 28,273) | ( 21,925) |
| | 2,531 | 4,209 |
| Provision for chargebacks and discounts | 346,496 | 378,809 |
| Changes in estimates | ( 7,700) | ( 7,053) |
| Settlements | ( 350,332) | ( 374,258) |
| | ( 11,536) | ( 2,502) |
| Ending balance | $229,681 | $208,063 |

Deductions for chargebacks (primarily discounts to group purchasing organizations and federal government agencies) closely approximate actual as these deductions are settled generally within 2-3 weeks of incurring the liability.

Forest's policy relating to the supply of inventory at wholesalers is to maintain stocking levels of up to three weeks and to keep monthly levels consistent from year to year, based on patterns of utilization. We have historically closely monitored wholesale customer stocking levels by purchasing information directly from customers and by obtaining other third party information. Unusual or unexpected variations in buying patterns or utilizations are investigated.

Sales incentives are generally given in connection with a new product launch. These sales incentives are recorded as a reduction of revenues and are based on terms fixed at the time goods are shipped. New product launches may result in expected temporary increases in wholesaler inventories, which as described above, are closely monitored and historically have not resulted in increased product returns.

## Forward Looking Statements

Except for the historical information contained herein, the Management Discussion and other portions of this Annual Report contain forward looking statements that involve a number of risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, changes in laws and regulations affecting the healthcare industry and the risk factors listed from time to time in our filings with the SEC, including the Annual Report on Form 10-K for the fiscal year ended March 31, 2008.

## Quantitative and Qualitative Disclosures about Market Risk

In the normal course of business, operations may be exposed to fluctuations in currency values and interest rates. These fluctuations can vary the costs of financing, investing and operating transactions. Because we had no debt and only minimal foreign currency transactions, there was no material impact on earnings due to fluctuations in interest and currency exchange rates.

## Selected Financial Data

| March 31, | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| *(In thousands)* | | | | | |
| Financial Position: | | | | | |
| Current Assets | $2,907,504 | $2,422,717 | $2,207,187 | $2,708,022 | $2,916,234 |
| Current Liabilities | 610,825 | 627,608 | 420,967 | 563,690 | 604,754 |
| Net Current Assets | 2,296,679 | 1,795,109 | 1,786,220 | 2,144,332 | 2,311,480 |
| Total Assets | 4,525,367 | 3,653,372 | 3,119,840 | 3,705,002 | 3,862,736 |
| Total Stockholders' Equity | 3,715,317 | 3,024,813 | 2,697,809 | 3,132,385 | 3,255,864 |

| Years Ended March 31, | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| *(In thousands, except per share data)* | | | | | |
| Summary of Operations: | | | | | |
| Net Sales | $3,501,802 | $3,183,324 | $2,793,934 | $3,052,408 | $2,650,432 |
| Other Income | 334,527 | 258,461 | 168,456 | 107,231 | 29,842 |
| Costs and Expenses | 2,625,932 | 2,732,941 | 2,092,878 | 1,974,884 | 1,743,452 |
| Income Before Income Tax Expense | 1,210,397 | 708,844 | 869,512 | 1,184,755 | 936,822 |
| Income Tax Expense | 242,464 | 254,741 | 160,998 | 345,950 | 200,948 |
| Net Income | 967,933 | 454,103 | 708,514 | 838,805 | 735,874 |
| Net Income Per Share: | | | | | |
| Basic | $3.08 | $1.43 | $2.11 | $2.30 | $2.01 |
| Diluted | $3.06 | $1.41 | $2.08 | $2.25 | $1.95 |
| Weighted Average Number of Common and Common Equivalent Shares Outstanding: | | | | | |
| Basic | 314,660 | 318,539 | 335,912 | 363,991 | 365,447 |
| Diluted | 316,133 | 322,781 | 340,321 | 372,090 | 376,779 |

No dividends were paid on common shares in any period.

*See accompanying notes to consolidated financial statements.*

| **Assets** *(In thousands)* | **2008** | **2007** |
|---|---|---|
| Current assets: | | |
| Cash (including cash equivalent investments of $833,018 in 2008 and $556,586 in 2007) | $ 833,052 | $ 563,663 |
| Marketable securities | 943,972 | 788,951 |
| Accounts receivable, less allowance for doubtful accounts of $19,882 in 2008 and $20,033 in 2007 | 445,987 | 382,655 |
| Inventories, net | 425,138 | 434,163 |
| Deferred income taxes | 226,095 | 226,433 |
| Other current assets | 33,260 | 26,852 |
| Total current assets | 2,907,504 | 2,422,717 |
| Marketable securities | 663,625 | 660,392 |
| Property, plant and equipment: | | |
| Land and buildings | 309,474 | 301,040 |
| Machinery, equipment and other | 257,857 | 231,821 |
| | 567,331 | 532,861 |
| Less: accumulated depreciation | 217,294 | 171,775 |
| | 350,037 | 361,086 |
| Other assets: | | |
| Goodwill | 14,965 | 14,965 |
| License agreements, product rights and other intangibles, net | 527,787 | 157,049 |
| Deferred income taxes | 59,778 | 27,681 |
| Other | 1,671 | 9,482 |
| | 604,201 | 209,177 |
| | $4,525,367 | $3,653,372 |

| **Liabilities and Stockholders' Equity** *(In thousands, except for par values)* | | |
|---|---|---|
| Current liabilities: | | |
| Accounts payable | $ 223,720 | $ 154,614 |
| Accrued expenses | 387,105 | 332,995 |
| Income taxes payable | | 139,999 |
| Total current liabilities | 610,825 | 627,608 |
| Long-term liabilities: | | |
| Income tax liabilities | 198,410 | |
| Deferred income taxes | 815 | 951 |
| | 199,225 | 951 |
| Commitments and contingencies | | |
| Stockholders' equity: | | |
| Series preferred stock, $1.00 par; shares authorized 1,000; no shares issued or outstanding | | |
| Common stock $.10 par; shares authorized 1,000,000; issued 421,421 shares in 2008 and 420,695 shares in 2007 | 42,142 | 42,069 |
| Additional paid-in capital | 1,434,172 | 1,354,264 |
| Retained earnings | 5,611,493 | 4,657,356 |
| Accumulated other comprehensive income | 34,592 | 21,879 |
| Treasury stock, at cost (110,014 shares in 2008 and 101,143 shares in 2007) | ( 3,407,082) | ( 3,050,755) |
| | 3,715,317 | 3,024,813 |
| | $4,525,367 | $3,653,372 |

*See accompanying notes to consolidated financial statements.*

## Consolidated Statements of Income

| Years ended March 31, | 2008 | 2007 | 2006 |
|---|---|---|---|
| *(In thousands, except per share data)* | | | |
| Net sales | $3,501,802 | $3,183,324 | $2,793,934 |
| Contract revenue | 216,500 | 176,943 | 118,170 |
| Interest income | 108,680 | 80,200 | 50,286 |
| Other income | 9,347 | 1,318 | |
| | 3,836,329 | 3,441,785 | 2,962,390 |
| Costs and expenses: | | | |
| Cost of sales | 800,114 | 745,602 | 650,996 |
| Selling, general and administrative | 1,154,845 | 1,046,336 | 1,031,451 |
| Research and development | 670,973 | 941,003 | 410,431 |
| | 2,625,932 | 2,732,941 | 2,092,878 |
| Income before income tax expense | 1,210,397 | 708,844 | 869,512 |
| Income tax expense | 242,464 | 254,741 | 160,998 |
| Net income | $ 967,933 | $ 454,103 | $ 708,514 |
| Net income per share: | | | |
| Basic | $3.08 | $1.43 | $2.11 |
| Diluted | $3.06 | $1.41 | $2.08 |
| Weighted average number of common shares outstanding: | | | |
| Basic | 314,660 | 318,539 | 335,912 |
| Diluted | 316,133 | 322,781 | 340,321 |

*See accompanying notes to consolidated financial statements.*

## Consolidated Statements of Comprehensive Income

| Years ended March 31, | 2008 | 2007 | 2006 |
|---|---|---|---|
| *(In thousands)* | | | |
| Net income | $967,933 | $454,103 | $708,514 |
| Other comprehensive income (loss): | | | |
| Foreign currency translation gains (losses) | 25,815 | 13,753 | ( 8,909) |
| Unrealized gains (losses) on securities: | | | |
| Unrealized holding (loss) gain arising during the period, net of tax | ( 13,102) | 1,364 | 6,643 |
| Other comprehensive income (loss) | 12,713 | 15,117 | ( 2,266) |
| Comprehensive income | $980,646 | $469,220 | $706,248 |

*See accompanying notes to consolidated financial statements.*

## Consolidated Statements of Stockholders' Equity

**Years Ended March 31, 2008, 2007 and 2006**

*(In thousands)*

| | Common stock Shares | Common stock Amount | Additional paid-in capital | Retained earnings | Accumulated other comprehensive income (loss) | Treasury stock Shares | Treasury stock Amount |
|---|---|---|---|---|---|---|---|
| **Balance, March 31, 2005** | 407,234 | $40,723 | $893,864 | $3,494,739 | $ 9,028 | 59,591 | $1,305,969 |
| Shares issued upon exercise of stock options | 4,890 | 489 | 83,234 | | | | |
| Treasury stock acquired from employees upon exercise of stock options | | | | | | 123 | 5,057 |
| Purchase of treasury stock | | | | | | 31,070 | 1,265,471 |
| Tax benefit related to stock options exercised by employees | | | 45,981 | | | | |
| Other comprehensive loss | | | | | ( 2,266) | | |
| Net income | | | | 708,514 | | | |
| **Balance, March 31, 2006** | 412,124 | 41,212 | 1,023,079 | 4,203,253 | 6,762 | 90,784 | 2,576,497 |
| Shares issued upon exercise of stock options | 8,571 | 857 | 212,043 | | | | |
| Treasury stock acquired from employees upon exercise of stock options | | | | | | 44 | 1,979 |
| Purchase of treasury stock | | | | | | 10,315 | 472,279 |
| Tax benefit related to stock options exercised by employees | | | 78,372 | | | | |
| Stock-based compensation | | | 40,770 | | | | |
| Other comprehensive income | | | | | 15,117 | | |
| Net income | | | | 454,103 | | | |
| **Balance, March 31, 2007** | 420,695 | 42,069 | 1,354,264 | 4,657,356 | 21,879 | 101,143 | 3,050,755 |
| Adoption of new accounting standard | | | | ( 13,796) | | | |
| Shares issued upon exercise of stock options and vesting of restricted stock | 726 | 73 | 26,582 | | | | |
| Purchase of treasury stock | | | | | | 8,871 | 356,327 |
| Tax benefit related to stock options exercised by employees | | | 11,069 | | | | |
| Stock-based compensation | | | 42,257 | | | | |
| Other comprehensive income | | | | | 12,713 | | |
| Net income | | | | 967,933 | | | |
| **Balance, March 31, 2008** | 421,421 | $42,142 | $1,434,172 | $5,611,493 | $34,592 | 110,014 | $3,407,082 |

*See accompanying notes to consolidated financial statements.*

## Consolidated Statements of Cash Flows

| Years Ended March 31, | 2008 | 2007 | 2006 |
|---|---|---|---|
| *(In thousands)* | | | |
| **Cash flows from operating activities:** | | | |
| Net income | $ 967,933 | $ 454,103 | $ 708,514 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation | 47,101 | 45,444 | 40,712 |
| Amortization, impairments and write-offs | 44,646 | 55,699 | 52,385 |
| Stock-based compensation expense | 42,257 | 40,770 | |
| Deferred income tax benefit | ( 22,581) | ( 84,919) | ( 33,034) |
| Foreign currency transaction (gain) loss | ( 2,051) | ( 779) | 727 |
| Net change in operating assets and liabilities: | | | |
| Decrease (increase) in: | | | |
| Accounts receivable, net | ( 63,332) | ( 16,117) | ( 43,409) |
| Inventories, net | 9,025 | 201,556 | ( 21,816) |
| Other current assets | ( 6,408) | ( 6,690) | ( 13) |
| Other assets | 7,811 | ( 8,225) | 2 |
| Increase (decrease) in: | | | |
| Accounts payable | 69,106 | 13,703 | ( 87,105) |
| Accrued expenses | 54,110 | 90,205 | ( 15,122) |
| Income tax liabilities | 44,615 | 102,733 | ( 40,496) |
| Net cash provided by operating activities | 1,192,232 | 887,483 | 561,345 |
| **Cash flows from investing activities:** | | | |
| Purchase of property, plant and equipment | ( 34,888) | ( 29,987) | ( 55,017) |
| Purchase of marketable securities | ( 3,141,953) | ( 2,559,653) | ( 826,543) |
| Redemption of marketable securities | 2,983,699 | 2,018,325 | 1,100,855 |
| Purchase of license agreements, product rights and other intangibles | ( 415,000) | | ( 1,397) |
| Net cash provided by (used in) investing activities | ( 608,142) | ( 571,315) | 217,898 |
| **Cash flows from financing activities:** | | | |
| Net proceeds from common stock options exercised by employees under stock option plans | 26,655 | 210,920 | 78,666 |
| Tax benefit realized from the exercise of stock options by employees | 1,755 | 80,225 | 35,311 |
| Purchase of treasury stock | ( 356,327) | ( 472,279) | ( 1,265,471) |
| Net cash used in financing activities | ( 327,917) | ( 181,134) | ( 1,151,494) |
| Effect of exchange rate changes on cash | 13,216 | 14,050 | ( 1,723) |
| Increase (decrease) in cash and cash equivalents | 269,389 | 149,084 | ( 373,974) |
| Cash and cash equivalents, beginning of year | 563,663 | 414,579 | 788,553 |
| Cash and cash equivalents, end of year | $ 833,052 | $ 563,663 | $ 414,579 |
| **Supplemental disclosures of cash flow information:** | | | |
| Cash paid during the year for income taxes | $226,022 | $135,555 | $199,560 |

*See accompanying notes to consolidated financial statements.*

**1. Summary of significant accounting policies**
*(In thousands, except for estimated useful lives which are stated in years):*

**Basis of consolidation:** The consolidated financial statements include the accounts of Forest Laboratories, Inc. (or the Company) and its subsidiaries, all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated.

**Estimates and assumptions:** The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses during the reporting period. Estimates are made when accounting for sales allowances, returns, rebates and other pricing adjustments, depreciation, amortization, tax assets and liabilities and certain contingencies. The Company is subject to risks and uncertainties, which may include but are not limited to competition, federal or local legislation and regulations, litigation and overall changes in the healthcare environment that may cause actual results to vary from estimates. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary.

**Foreign currency translation:** A European subsidiary group of the Company reports its financial position and results of operations in the reporting currency of the Company. The financial position and results of operations of the Company's other foreign subsidiaries, which in the aggregate are immaterial, are determined using the respective local currency.

**Cash equivalents:** Cash equivalents consist of short-term, highly liquid investments purchased with original maturities of three months or less and are readily convertible into cash at par value (cost).

**Inventories:** Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out basis.

**Pre-launch inventories:** The Company may scale-up and make commercial quantities of certain of its product candidates prior to the date it anticipates that such products will receive final FDA approval. The scale-up and commercial production of pre-launch inventories involves the risk that such products may not be approved for marketing by the FDA on a timely basis, or ever. This risk notwithstanding, the Company plans to continue to scale-up and build pre-launch inventories of certain products that have not yet received final governmental approval when the Company believes that such action is appropriate in relation to the commercial value of the product launch opportunity. As of fiscal years ended March 31, 2008 and 2007, the Company had no such pre-launch inventory quantities.

**Marketable securities:** Marketable securities, which are all accounted for as available-for-sale, are stated at fair value based on quoted market prices in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", and consist of high quality investments.

**Accounts receivable and credit policies:** The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. In addition to reviewing delinquent accounts receivable, management considers many factors in estimating its general allowance, including historical data, experience, customer types, credit worthiness and economic trends. From time to time, management may adjust its assumptions for anticipated changes in any of those or other factors expected to affect collectability.

**Property, plant and equipment and depreciation:** Property, plant and equipment are stated at cost. Depreciation is provided primarily by the straight-line method over the following estimated useful lives:

| | Years |
|---|---|
| Buildings and improvements | 10-50 |
| Machinery, equipment and other | 3-10 |

Leasehold improvements are depreciated over the lesser of the useful life of the assets or the lease term. Included in property, plant and equipment in fiscal 2008 is construction in progress of $40,017 for facility expansions at various locations necessary to support the Company's current and future operations. Projects currently in-process or under evaluation are estimated to cost approximately $10,000 to complete.

**1. Summary of significant accounting policies:** *(continued)*

**Goodwill and other intangible assets:** The Company has made acquisitions in the past that include goodwill, license agreements, product rights and other intangibles. Goodwill is not amortized but is subject to an annual impairment test based on its estimated fair value. License agreements, product rights and other intangibles are amortized over their useful lives and are tested periodically to determine if they are recoverable from future cash flows on an undiscounted basis over their remaining useful lives.

**Revenue recognition:** Revenues are recorded in the period the merchandise is shipped. As is typical in the pharmaceutical industry, gross product sales are subject to a variety of deductions, primarily representing rebates and discounts to government agencies, wholesalers and managed care organizations. These deductions represent estimates of the related liabilities and, as such, judgment is required when estimating the impact of these sales deductions on gross sales for a reporting period. If estimates are not representative of actual future settlement, results could be materially affected. Provisions for estimated sales allowances, returns, rebates and other pricing adjustments are accrued at the time revenues are recognized as a direct reduction of such revenue.

The accruals are estimated based on available information, including third party data, regarding the portion of sales on which rebates and discounts can be earned, adjusted as appropriate for specific known events and the prevailing contractual discount rate. Provisions are reflected either as a direct reduction to accounts receivable or, to the extent that they are due to entities other than customers, as accrued expense. Adjustments to estimates are recorded when customer credits are issued or payments are made to third parties.

Deductions for chargebacks (primarily discounts to group purchasing organizations and federal government agencies) closely approximate actual as these deductions are settled generally within 2-3 weeks of incurring the liability.

Sales incentives are generally given in connection with a new product launch. These sales incentives are recorded as a reduction of revenues and are based on terms fixed at the time goods are shipped. New product launches may result in expected temporary increases in wholesaler inventories, which are closely monitored and historically have not resulted in increased product returns.

**Shipping and handling costs:** Presently, the Company does not charge its customers for any freight costs. The amounts of such costs are included in selling, general and administrative expenses and are not material.

**Research and development:** Expenditures for research and development, including licensing fees and milestone payments (or License Payments) associated with development products that have not yet been approved by the FDA, are charged to expense as incurred. Once a product receives approval, subsequent License Payments are recorded as an asset and classified as License agreements, product rights and other intangibles, net.

**Savings and profit sharing plan:** Substantially all non-bargaining unit employees of the Company's domestic subsidiaries may participate in the savings and profit sharing plan after becoming eligible (as defined). Profit sharing contributions are primarily at the discretion of the Company. The savings plan contributions include a matching contribution made by the Company. Savings and profit sharing contributions amounted to approximately $32,100, $29,500 and $28,200 for fiscal 2008, 2007 and 2006, respectively.

**Earnings per share:** Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options and restricted stock. The weighted average number of diluted common shares outstanding is reduced by the treasury stock method which, in accordance with Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment", takes into consideration the compensation cost attributed to future services not yet recognized.

**1. Summary of significant accounting policies:** *(continued)*

**Accumulated other comprehensive income:** Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under generally accepted accounting principles are excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity. Accumulated other comprehensive income is comprised of the cumulative effects of foreign currency translation and unrealized gains (losses) on securities which amounted to approximately $47,780 and ($13,188) at March 31, 2008 and $21,965 and ($86) at March 31, 2007, respectively.

**Income taxes:** The Company accounts for income taxes using the liability method. Under the liability method, deferred income taxes are provided on the differences in bases of assets and liabilities between financial reporting and tax returns using enacted tax rates.

Effective April 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (or FASB) Interpretation No. 48 (or FIN 48), "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109". Pursuant to FIN 48, the Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution. See Note 14 for further discussion of the impact of adopting FIN 48.

**Long-lived assets:** Long-lived assets, such as intangible assets, property and equipment and certain sundry assets, are evaluated for impairment periodically or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value.

**Fair value of financial instruments:** The carrying amounts of cash, accounts receivable, accounts payable, accrued expenses and income taxes payable are reasonable estimates of their fair value because of the maturity of these items.

**Stock-based compensation:** Effective April 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" (or SFAS 123R). The Board of Directors awards stock options and restricted stock to employees and non-employee directors. The fair value for stock options is calculated using the Black-Scholes valuation model and restricted stock is accounted for at fair value based upon the average high and low stock price on the date of grant. These compensation costs are amortized on an even basis (net of estimated forfeitures) over the requisite service period. The Company previously accounted for its stock option awards to employees under the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. The Company has never granted options below market price on the date of grant.

In fiscal 2007, the Company elected to adopt the modified prospective application method provided by SFAS 123R, and accordingly, compensation expense of $42,257 ($35,423 net of tax) and $40,770 ($34,229 net of tax) was recorded for the years ended March 31, 2008 and March 31, 2007, respectively, to cost of sales, selling, general and administrative and research and development expense, as appropriate, while the pro forma schedule required for SFAS 123 below shows the compensation expense for the year ended March 31, 2006. Total compensation cost related to non-vested stock based awards not yet recognized as of March 31, 2008 was $96,368 pre-tax and the weighted-average period over which the cost is expected to be recognized is approximately 3.1 years. Amounts capitalized as part of inventory costs were not significant.

**1. Summary of significant accounting policies:** *(continued)*

Under the accounting provisions of SFAS 123R, the Company's prior period net income and net income per share would have been reduced to the pro forma amounts indicated below:

| Year ended March 31, | 2006 |
|---|---|
| *(In thousands, except per share data)* | |
| Net income: | |
| As reported | $708,514 |
| Deduct: Total stock-based employee compensation expense determined under fair value method, net of tax | ( 35,631) |
| Pro forma | $672,883 |
| Net income per common share: | |
| Basic: | |
| As reported | $2.11 |
| Pro forma | $2.00 |
| Diluted: | |
| As reported | $2.08 |
| Pro forma | $1.98 |

The following weighted-average assumptions were used in determining the fair values of stock options using the Black-Scholes model:

| Years ended March 31, | 2008 | 2007 | 2006 |
|---|---|---|---|
| Expected dividend yield | 0% | 0% | 0% |
| Expected stock price volatility | 31.15% | 29.63% | 27.86% |
| Risk-free interest rate | 4.2% | 4.8% | 4.3% |
| Expected life of options (years) | 6 | 5 | 5 |

The Company has never declared a cash dividend. The expected stock price volatility is based on implied volatilities from traded options on the Company's stock as well as historical volatility. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant in conjunction with considering the expected life of options. The expected life is based on vesting and represents the period of time that granted options are expected to be outstanding.

**Recent accounting standards:** In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities - An Amendment of FASB Statement No. 133" (or SFAS 161). This statement revises the requirements for the disclosure of derivative instruments and hedging activities that include the reasons a company uses derivative instruments, how derivative instruments and related hedged items are accounted under SFAS 133 and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. SFAS 161 will be effective in the fourth quarter of fiscal 2009. The Company is currently evaluating the impact of adopting SFAS 161 and does not anticipate a material effect.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" (or SFAS 141(R)) which is a revision of SFAS 141. SFAS 141(R) requires an acquirer in a business combination to measure all assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the date of acquisition with limited exceptions.

This Statement also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values. SFAS 141(R) will further require that acquired in-process research and development as of the acquisition date is to be capitalized at fair value. Assets acquired and liabilities assumed arising from contingencies at the acquisition date are to be measured at their fair value and acquisition costs generally will be expensed as incurred.

**1. Summary of significant accounting policies:** *(continued)*

This statement is effective for business combinations for which the acquisition date is on or after April 1, 2009. The Company is currently evaluating the impact of adopting SFAS 141(R).

In December 2007 and in conjunction with SFAS 141(R), the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51" (or SFAS 160). This Statement requires companies to report a noncontrolling interest in a subsidiary as equity in its consolidated financial statements and to disclose the amount of consolidated net income attributable to the parent and to the noncontrolling interest in the consolidated statement of income. SFAS 160 also clarifies that a transaction resulting in a change to the parent's ownership in a subsidiary that does not result in deconsolidation will be deemed as an equity transaction, while a gain or loss will be recognized by the parent when a subsidiary is deconsolidated. This statement is effective as of the beginning of fiscal 2010. The Company is currently evaluating the impact of adopting SFAS 160 and does not anticipate a material effect.

In December 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force (EITF) on Issue No. 07-1, "Accounting for Collaborative Arrangements" (EITF 07-1). This Issue defines a collaborative arrangement, establishes reporting requirements and clarifies the manner in which revenues, costs and sharing payments between parties and with third parties be presented in the consolidated statement of income. This Issue is effective as of the beginning of fiscal 2010. The Company is currently evaluating the impact of adopting EITF 07-1.

In June 2007, the FASB ratified the consensus reached by EITF on Issue No. 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities" (EITF 07-3). Nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense when the related goods are delivered or services are performed, or when the goods or services are no longer expected to be provided. This Issue is effective as of the beginning of fiscal 2009. EITF 07-3 is not expected to have a material effect on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 (or SFAS 159), "The Fair Value Option for Financial Assets and Financial Liabilities" which permits an entity to measure certain financial assets and financial liabilities at fair value. The purpose of SFAS 159 is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. Under SFAS 159, entities that elect the fair value option (by instrument) will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option election is irrevocable, unless a new election date occurs. SFAS 159 establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity's election on its earnings, but does not eliminate disclosure requirements of other accounting standards. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. This statement is effective as of the beginning of fiscal 2009. The Company is currently evaluating the impact of adopting SFAS 159 and does not anticipate a material effect, if adopted.

### 1. Summary of significant accounting policies:
*(continued)*

In September 2006, the FASB issued SFAS No. 157 (or SFAS 157), "Fair Value Measurements". This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement is effective as of the beginning of fiscal 2009. In February 2008, the FASB issued FSP FAS 157-2 which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of SFAS No. 157 to the beginning of fiscal 2010, and interim periods within those fiscal years for items within the scope of this FSP. The Company is currently evaluating the impact of adopting SFAS 157 and does not anticipate a material effect.

### 2. Net income per share:

A reconciliation of shares used in calculating basic and diluted net income per share follows:

| Years ended March 31, | 2008 | 2007 | 2006 |
|---|---|---|---|
| *(In thousands)* | | | |
| Basic | 314,660 | 318,539 | 335,912 |
| Effect of assumed conversion of employee stock options and restricted stock | 1,473 | 4,242 | 4,409 |
| Diluted | 316,133 | 322,781 | 340,321 |

Options to purchase approximately 12,312, 6,000 and 7,401 shares of common stock at exercise prices ranging from $36.50 to $76.66 per share were outstanding during a portion of fiscal 2008, 2007 and 2006, respectively, but were not included in the computation of diluted earnings per share because they were anti-dilutive. These options expire through 2018.

### 3. Business operations:

The Company and its subsidiaries, which are located in the United States, Ireland and the United Kingdom, manufacture and market ethical and other pharmaceutical products. The Company operates in only one segment. Sales are made primarily in the United States and European markets. The net sales and long-lived assets for the years ended March 31, 2008, 2007 and 2006, are from the Company's or one of its subsidiaries' country of origin, as follows:

| *(In thousands)* | | 2008 | | 2007 | | 2006 |
|---|---|---|---|---|---|---|
| | Net sales | Long-lived assets | Net sales | Long-lived assets | Net sales | Long-lived assets |
| United States | $3,433,233 | $371,442 | $3,121,091 | $410,211 | $2,738,592 | $474,451 |
| Ireland | 17,729 | 513,559 | 13,680 | 121,610 | 11,064 | 118,786 |
| United Kingdom | 50,840 | 9,459 | 48,553 | 10,761 | 44,278 | 10,430 |
| | $3,501,802 | $894,460 | $3,183,324 | $542,582 | $2,793,934 | $603,667 |

Net sales exclude sales between the Company and its subsidiaries.

Net sales by therapeutic class are as follows:

| **Years ended March 31,** *(In thousands)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| Central nervous system (CNS) | $3,137,878 | $2,794,685 | $2,400,304 |
| Cardiovascular | 35,616 | 50,199 | 67,002 |
| Other | 328,308 | 338,440 | 326,628 |
| | $3,501,802 | $3,183,324 | $2,793,934 |

The Company's CNS franchise consisting of Lexapro®, Celexa® and Namenda® accounted for 90%, 88% and 86% of the Company's net sales for the years ended March 31, 2008, 2007 and 2006, respectively.

The following illustrates net sales to the Company's principal customers:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| McKesson Drug Company | 38% | 37% | 35% |
| Cardinal Health, Inc. | 30% | 27% | 26% |
| AmeriSource Bergen Corporation | 15% | 13% | 20% |

## 4. Accounts receivable:

Accounts receivable, net, consist of the following:

| March 31, | 2008 | 2007 |
|---|---|---|
| *(In thousands)* | | |
| Trade | $377,779 | $330,580 |
| Other | 68,208 | 52,075 |
| | $445,987 | $382,655 |

## 5. Inventories:

Inventories, net of reserves for obsolescence, consist of the following:

| March 31, | 2008 | 2007 |
|---|---|---|
| *(In thousands)* | | |
| Raw materials | $234,288 | $257,042 |
| Work in process | 1,360 | 8,449 |
| Finished goods | 189,490 | 168,672 |
| | $425,138 | $434,163 |

## 6. Acquisitions *(In thousands):*

On January 10, 2007, the Company acquired Cerexa, Inc. (or Cerexa), a biopharmaceutical company based in Alameda, California for approximately $494,000 in a merger pursuant to which Cerexa became a wholly-owned subsidiary of the Company. The Company acquired worldwide development and marketing rights (excluding Japan) to ceftaroline acetate (or ceftaroline), a next generation, broad-spectrum, hospital-based injectable cephalosporin antibiotic. The acquisition of Cerexa also included a second development-stage hospital-based antibiotic, ME1036, which has shown activity against both aerobic and anaerobic gram-positive and gram-negative bacteria, including common drug-resistant pathogens, such as methicillin resistant Staphylococcus aureus, in preclinical studies. The rights to ceftaroline and ME1036 are in-licensed by Cerexa on an exclusive basis from Takeda Pharmaceutical Company and Meiji Seika Kaisha, Ltd., respectively. The Company will be obligated to pay an additional $100,000 in the event that annual United States sales of ceftaroline exceed $500,000 during the five year period following product launch. The acquisition was accounted for under the purchase method of accounting and accordingly, Cerexa's results of operations are included in the accompanying consolidated financial statements from the acquisition date.

Of the $494,000 purchase price, $476,000 was assigned as in-process research and development (or IPR&D). Substantially all of this charge represented the value assigned to ceftaroline, which had completed a Phase II clinical trial program in patients with complicated skin and skin structure infections (or cSSSI). Ceftaroline is being developed initially for the cSSSI indication and the treatment of community acquired pneumonia (or CAP). Phase III studies of ceftaroline for cSSSI began in February 2007. ME1036 was still in preclinical development at the acquisition date. These compounds had not yet achieved regulatory approval for marketing and consequently, the IPR&D was taken as a charge against income during the fourth quarter of fiscal 2007. This charge was not deductible for tax purposes.

In order to determine the estimated fair value of IPR&D, the "income method" was utilized. This method applies a probability weighting to the estimated future net cash flows that are derived from projected sales revenues and estimated costs. These projections are based on factors such as relevant market size, patent protection, historical pricing of similar products and expected industry trends. The estimated future net cash flows were then discounted to the present value using a discount rate of 16%. This analysis was performed for each compound independently.

**6. Acquisitions:** *(continued)*

For purposes of applying the income method, the projected launch dates following FDA approval were estimated for ceftaroline and ME1036, at which times the Company would expect the resulting products to generate cash flows. The cost to complete these development programs will depend on whether these programs are brought to their final stages of development and are ultimately submitted to the FDA for approval. All internal and external research and development expenses are expensed as incurred. All of our development programs are subject to the normal risks and uncertainties associated with demonstrating the safety and efficacy required to obtain FDA or other regulatory approvals.

During fiscal 2008, two Phase III studies of ceftaroline in complicated skin and skin structure infections completed enrollment and two Phase III studies in patients with community acquired pneumonia began enrollment. The Company anticipates the cSSSI results in calendar 2008 and the CAP results in 2009.

**7. Marketable securities:**

Available-for-sale debt securities consist of the following:

| **March 31, 2008** *(In thousands)* | Estimated fair value | Gains in accumulated other comprehensive income | Losses in accumulated other comprehensive income |
|---|---|---|---|
| Current: | | | |
| Variable rate demand notes | $ 177,900 | | |
| Municipal bonds and notes | 59,144 | $ 309 | |
| Commercial paper | 684,506 | 3,393 | |
| Floating rate notes | 22,422 | | ($ 506) |
| Total current securities | 943,972 | 3,702 | ( 506) |
| Noncurrent: | | | |
| Variable rate demand notes | 129,145 | 10 | |
| Municipal bonds and notes | 70,009 | 798 | |
| Auction rate notes | 55,340 | | |
| Floating rate notes | 409,131 | | ( 18,297) |
| Total noncurrent securities | 663,625 | 808 | ( 18,297) |
| Total available-for-sale debt securities | $1,607,597 | $4,510 | ($18,803) |

| **March 31, 2007** | | | |
|---|---|---|---|
| Current: | | | |
| Variable rate demand notes | $ 404,780 | | |
| Municipal bonds and notes | 54,237 | | ($ 31) |
| Commercial paper | 329,934 | | |
| Total current securities | 788,951 | | ( 31) |
| Noncurrent: | | | |
| Variable rate demand notes | 116,580 | | |
| Municipal bonds and notes | 78,757 | | ( 55) |
| Auction rate notes | 109,375 | | |
| Floating rate notes | 355,680 | | |
| Total noncurrent securities | 660,392 | | ( 55) |
| Total available-for-sale debt securities | $1,449,343 | | ($ 86) |

**7. Marketable securities:** *(continued)*

Proceeds from the sales of available-for-sale debt securities were $2,983,699 and $2,018,325 during 2008 and 2007, respectively. Gross realized gains on those sales during 2008 and 2007 were $22,318 and $3,517, respectively. For purposes of determining gross realized gains and losses, the cost of securities is based on average cost. Net unrealized holding losses on available-for-sale debt securities in the amount of $14,293 and $86 for the years ended March 31, 2008 and March 31, 2007, respectively, have been included in Stockholders' equity: Accumulated other comprehensive income.

Contractual maturities of available-for-sale debt securities at March 31, 2008, are as follows:

| *(In thousands)* | **Estimated fair value** |
|---|---|
| Within one year | $ 943,972 |
| After 1-5 years | 373,096 |
| After 5-10 years | 71,456 |
| After 10 years | 219,073 |
| | $1,607,597 |

Actual maturities may differ from contractual maturities because some borrowers have the right to call or prepay obligations with or without call penalties.

The Company currently invests funds in Variable Rate Demand Notes, Municipal Bonds and Notes, Commercial Paper including money market instruments, Auction Rate Securities and European Bank Floating Rate Notes that have major bank liquidity agreements. Certain securities are subject to a hard-put option(s) where the principal amount is contractually assured by the issuer and any resistance to the exercise of these options would be deemed as a default by the issuer. Such a potential default would be reflected in the issuer's respective credit rating, for which the Company maintains investment grade requirements pursuant to its corporate investment guidelines. While the Company believes its investments that have net unrealized losses are temporary, further declines in the value of these investments may be deemed other-than-temporary if the credit and capital markets were to continue to deteriorate in future periods. The Company has the ability and intends to hold its investments until a recovery of fair value, which may be at maturity. Therefore, the Company does not consider these investments to be other-than-temporarily impaired and will continue to monitor global market conditions to minimize the uncertainty of impairments in future periods.

**8. Intangible assets:**

License agreements, product rights and other intangibles consist of the following:

| *(In thousands, except amortization periods which are stated in years)* | | **March 31, 2008** | | **March 31, 2007** | |
|---|---|---|---|---|---|
| | Weighted average amortization period | Gross carrying amount | Accumulated amortization | Gross carrying amount | Accumulated amortization |
| Amortized intangible assets: | | | | | |
| License agreements | 11 | $191,300 | $ 95,374 | $225,209 | $151,556 |
| Product rights | 11 | 71,350 | 29,963 | 83,008 | 31,224 |
| Buy-out of royalty agreements | 11 | 465,061 | 82,768 | 95,061 | 74,262 |
| Trade names | 20 | 34,190 | 26,076 | 34,190 | 23,487 |
| Non-compete agreements | 13 | 16,000 | 16,000 | 22,987 | 22,987 |
| Other | 1 | 3,921 | 3,854 | 8,848 | 8,738 |
| Total | 11 | $781,822 | $254,035 | $469,303 | $312,254 |

Amortization of license agreements, product rights and other intangibles was charged to selling, general and administrative expense for fiscal years ended March 2008, 2007 and 2006 and amounted to approximately $44,646, $54,736 and $44,385, respectively. Future annual amortization expense expected is as follows:

| **Years ending March 31,** *(In thousands)* | |
|---|---|
| 2009 | $ 56,632 |
| 2010 | 33,286 |
| 2011 | 23,767 |
| 2012 | 39,555 |
| 2013 | 41,723 |
| | $194,963 |

In fiscal 2008 and 2007, the Company determined that certain license agreements and product rights were impaired due to a significant reduction in sales of those products because of heightened competition. These impairments amounted to $5,080 in fiscal 2008 and $12,564 in fiscal 2007, and were included in amortization expense.

In December 2007, the Company received marketing approval from the FDA for Bystolic™, its novel beta-blocker for the treatment of hypertension. Upon approval, the Company paid Mylan Inc. (or Mylan), its licensor for the product, $25,000. This milestone payment is currently being amortized using the straight-line method over the useful life of the product and is being recorded to selling, general and administrative expense. In February 2008, the Company and Mylan amended their agreement which terminated Mylan's further commercial rights for Bystolic and reduced the Company's future payment obligations to Mylan. Pursuant to the amendment, the Company paid Mylan $370,000 and remains obligated to pay Mylan its original contractual royalties for a period of three years after which the royalty rate will be reduced. The payment will be amortized beginning in the fourth quarter of fiscal 2011, the point at which the Company begins deriving the benefit of the payment. This amount was recorded to Buy-out of royalty agreements.

**8. Intangible assets:** *(continued)*

Also in fiscal 2008, the Company made a milestone payment of $20,000 to Daiichi Sankyo (or Sankyo) for the co-promotion rights to Azor™. On May 12, 2008 the Company and Sankyo terminated their co-promotion agreement for Azor, effective July 1, 2008. See Note 16 to the Consolidated Financial Statements.

In fiscal 2008, the Company entered into two license agreements: the first was with Ironwood Pharmaceuticals, Inc. (or Ironwood, formerly know as Microbia, Inc.) for their first-in-class compound linaclotide, currently being developed for the treatment of constipation predominant irritable bowel syndrome (or IBS-C), chronic constipation (or CC) and other gastrointestinal disorders. The second was with Novexel, S.A. (or Novexel) for the development of Novexel's novel intravenous beta-lactamase inhibitor, NXL104 in combination with the Company's ceftaroline. These upfront payments were recorded to research and development expense since these products are in the early stages of development.

In fiscal 2007, the Company entered into a license agreement with Laboratorios Almirall, S.A. (or Almirall), a pharmaceutical company headquartered in Barcelona, Spain for the development and exclusive U.S. marketing rights to aclidinium (or LAS 34273), Almirall's novel long-acting muscarinic antagonist.

For fiscal years ended March 31, 2008 and 2007, the upfront and milestone payments made in conjunction with new license agreements recorded to research and development expense amounted to $180,000 and $80,000, respectively.

**9. Accrued expenses:**

Accrued expenses consist of the following:

| **March 31,** *(In thousands)* | **2008** | **2007** |
|---|---|---|
| Managed care and Medicaid rebates | $173,705 | $146,500 |
| Employee compensation and other benefits | 111,129 | 83,003 |
| Clinical research and development costs | 65,608 | 69,973 |
| Other | 36,663 | 33,519 |
| | $387,105 | $332,995 |

**10. Long term debt** *(In thousands)*:

On December 7, 2007, the Company established a $500,000 revolving credit facility for the purpose of providing additional financial liquidity for the financing of business development and corporate strategic initiatives. The facility can be increased up to $750,000 based upon agreement with the participating lenders and expires on December 7, 2012. As of May 28, 2008, the Company has not drawn any funds from the available credit. The utilization of the revolving credit facility is subject to the adherence to certain financial covenants such as leverage and interest coverage ratios.

**11. Commitments** *(In thousands)*:

*Leases:* The Company leases manufacturing, office and warehouse facilities, equipment and automobiles under operating leases expiring through fiscal 2018. Rent expense approximated $34,630, $33,149 and $30,814 for fiscal years ended March 31, 2008, 2007 and 2006, respectively. Future minimum rental payments under noncancellable leases are as follows:

| Years ending March 31, | |
|---|---|
| 2009 | $ 32,594 |
| 2010 | 24,510 |
| 2011 | 14,505 |
| 2012 | 8,973 |
| 2013 | 9,162 |
| Thereafter | 35,433 |
| | $125,177 |

*Royalty agreements:* The Company has royalty agreements on certain of its licensed products. Royalties are paid based on a percentage of sales, as defined. For fiscal years ended March 31, 2008, 2007 and 2006, royalty expense amounted to $1,071, $4,742 and $5,896, respectively.

*License agreements*: The Company has entered into several license agreements for products currently under development. The Company may be obligated in future periods to pay additional amounts subject to the achievement of certain product milestones, as defined.

*Inventory purchase commitments*: The Company has inventory purchase commitments of $136,209 as of March 31, 2008.

**12. Stockholders' equity** *(In thousands, except per share data)*:

In August 2007, the stockholders of the Company voted to adopt the 2007 Equity Incentive Plan (or the 2007 Plan) which replaces and supersedes all prior stock option plans. Under the 2007 Plan, 13,950 shares were authorized to be issued to employees of the Company and its subsidiaries at prices not less than the fair market value of the common stock at the date of grant. The 2007 Plan provides for the granting of incentive and nonqualified stock options, restricted stock, stock appreciation rights and stock equivalent units. These awards generally vest in three to five years. Stock option grants may be exercisable for up to ten years from the date of issuance.

The following table summarizes information about stock options outstanding at March 31, 2008:

| | Options outstanding | | | Options exercisable | |
|---|---|---|---|---|---|
| Range of exercise prices | Number outstanding | Weighted average remaining contractual life (in years) | Weighted average exercise price | Number exercisable | Weighted average exercise price |
| $ 9.77 to $30.00 | 1,916 | 1.4 | $12.90 | 1,916 | $12.90 |
| 30.01 to 50.00 | 13,784 | 4.4 | 40.52 | 7,383 | 40.42 |
| 50.01 to 76.66 | 3,594 | 4.9 | 54.46 | 1,480 | 56.68 |
| | 19,294 | 4.2 | 40.38 | 10,779 | 37.77 |

**12. Stockholders' equity** *(In thousands, except per share data): (continued)*

Transactions under the stock option plan are summarized as follows:

| | Shares | Weighted average exercise price | Weighted average remaining contractual life (in years) | Aggregate intrinsic value |
|---|---|---|---|---|
| **Stock options:** | | | | |
| Outstanding at March 31, 2005 | | | | |
| (at $4.55 to $76.66 per share) | 27,603 | 30.92 | | |
| Granted (at $36.50 to $45.76 per share) | 2,950 | 40.45 | | |
| Exercised (at $4.55 to $48.34 per share) | ( 4,890) | 17.13 | | |
| Forfeited | ( 1,598) | 44.46 | | |
| Outstanding at March 31, 2006 | | | | |
| (at $4.55 to $76.66 per share) | 24,065 | 33.98 | | |
| Granted (at $38.94 to $51.54 per share) | 3,859 | 49.35 | | |
| Exercised (at $4.55 to $53.23 per share) | ( 8,568) | 24.84 | | |
| Forfeited | ( 1,132) | 38.90 | | |
| Outstanding at March 31, 2007 | | | | |
| (at $5.64 to $76.66 per share) | 18,224 | 40.91 | | |
| Granted (at $37.26 to $51.96 per share) | 3,248 | 38.68 | | |
| Exercised (at $5.64 to $53.23 per share) | ( 734) | 36.68 | | |
| Forfeited | ( 1,444) | 44.62 | | |
| Outstanding at March 31, 2008 | | | | |
| (at $9.77 to $76.66 per share) | 19,294 | $40.38 | 4.2 | $74 |
| Exercisable at March 31, 2008 | 10,779 | $37.77 | 3.0 | $69 |

| | | Weighted average grant date fair value |
|---|---|---|
| **Restricted stock:** | | |
| Outstanding at March 31, 2007 | | |
| Granted | 453 | $37.33 |
| Vested | ( 2) | $39.88 |
| Outstanding at March 31, 2008 | 451 | $37.32 |

At March 31, 2008, 10,368 shares were available for grant.

The total intrinsic value of stock options exercised during the years ended March 31, 2008, 2007 and 2006 was $9,461, $203,105, and $109,638, respectively, and the total intrinsic value of restricted stock vested during the year ended March 31, 2008 was $62. The weighted average grant date fair value per stock option granted during the years ended March 31, 2008, 2007 and 2006 were $15.20, $16.52 and $14.91, respectively. The total cash received as a result of stock option exercises for the years ended March 31, 2008, 2007 and 2006 was approximately $26,655, $210,920 and $78,666, respectively. In connection with these exercises, the tax benefit realized was $1,755, $80,225 and $35,311, respectively. The Company settles employee stock option exercises with newly issued common shares.

**13. Contingencies:**

The Company remains a defendant in actions filed in various federal district courts alleging certain violations of the federal anti-trust laws in the marketing of pharmaceutical products. In each case, the actions were filed against many pharmaceutical manufacturers and suppliers and allege price discrimination and conspiracy to fix prices in the sale of pharmaceutical products. The actions were brought by various pharmacies (both individually and, with respect to certain claims, as a class action) and seek injunctive relief and monetary damages. The Judicial Panel on Multi-District Litigation ordered these actions coordinated (and, with respect to those actions brought as class actions, consolidated) in the Federal District Court for the Northern District of Illinois (Chicago) under the caption "*In re Brand Name Prescription Drugs Antitrust Litigation.*"

On November 30, 1998, the defendants remaining in the consolidated federal class action (which proceeded to trial beginning in September 1998), including the Company, were granted a directed verdict by the trial court after the plaintiffs had concluded their case. In ruling in favor of the defendants, the trial judge held that no reasonable jury could reach a verdict in favor of the plaintiffs and stated "the evidence of conspiracy is meager, and the evidence as to individual defendants paltry or non-existent." The Court of Appeals for the Seventh Circuit subsequently affirmed the granting of the directed verdict in the federal class case in the Company's favor.

Following the Seventh Circuit's affirmation of the directed verdict in the Company's favor, the Company secured the voluntary dismissal of the conspiracy allegations contained in all of the federal cases brought by individual plaintiffs who elected to "opt-out" of the federal class action, which cases were included in the coordinated proceedings, as well as the dismissal of similar conspiracy and price discrimination claims pending in various state courts. The Company remains a defendant, together with other manufacturers, in many of the federal opt-out cases included in the coordinated proceedings to the extent of claims alleging price discrimination in violation of the Robinson-Patman Act. While no discovery or other significant proceedings with respect to the Company has been taken to date in respect of such claims, there can be no assurance that the Company will not be required to actively defend such claims or to pay substantial amounts to dispose of such claims. However, by way of a decision dated January 25, 2007, the judge handling the Robinson-Patman Act cases for certain of a smaller group of designated defendants whose claims are being litigated on a test basis, granted summary judgment to those designated defendants due to plaintiffs' failure to demonstrate any antitrust injury. Subsequently, the Court also granted the designated defendants' motion for summary judgment with respect to plaintiffs' effort to obtain injunctive relief. It is likely that the plaintiffs will pursue an appeal of both rulings.

The Company and certain of its officers have been named as defendants in consolidated securities cases brought in the U.S. District Court for the Southern District of New York (or the Court) on behalf of a purported class of all purchasers of the Company's securities between August 15, 2002 and August 31, 2004 or September 1, 2004 and consolidated under the caption "*In re Forest Laboratories, Inc. Securities Litigation, 05-CV-2827-RMB.*" The consolidated complaints, which assert substantially similar claims, allege that the defendants made materially false and misleading statements and omitted to disclose material facts with respect to the Company's business, prospects and operations, in violation of Section 19(b) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 10b-5 thereunder. In July 2006, the Court granted in part and denied in part the Company's motion to dismiss. Claims remain pending with respect to alleged marketing statements and omissions with respect to the Company's drugs for the treatment of depression. The complaint seeks unspecified damages and attorneys' fees. Fact and expert discovery have been completed and a trial date is expected to be set shortly. In addition, the Company's directors and certain of its officers have been named as defendants in two derivative actions purportedly brought on behalf of the Company, filed in the same Court and consolidated under the caption "*In re Forest Laboratories, Inc. Derivative Litigation, 05-CV-3489 (RJH).*" The complaints in these derivative actions allege that the defendants have breached their fiduciary duties by, among other things, causing the Company to misrepresent its financial results and prospects, selling shares of its common stock while in possession of proprietary non-public information concerning its financial condition and future prospects, abusing its control and mismanaging the Company and wasting corporate assets.

**13. Contingencies:** *(continued)*

The complaint seeks damages in an unspecified amount and various forms of equitable relief. In September 2006, the Court granted the Company's motion to dismiss this case on the ground that the plaintiffs failed to make a pre-suit demand on our Board of Directors. By stipulation, plaintiffs appeal of this decision to the United States Court of Appeals for the Second Circuit and any other actions in this litigation have been stayed until August 31, 2008.

Forest Laboratories, Inc. and Forest Pharmaceuticals, Inc. are named, in one capacity or another, as defendants, along with numerous other manufacturers of pharmaceutical products in various actions which allege that the plaintiffs (all governmental entities) were overcharged for their share of Medicaid drug reimbursement costs as a result of reporting by manufacturers of "average wholesale prices" (or AWP) which did not correspond to actual provider costs of prescription drugs. Actions brought by nearly all of the counties of the State of New York (first action commenced January 14, 2003) and by the State of Iowa (commenced October 9, 2007) are pending in the United States District Court for the District of Massachusetts under the caption "*In re Pharmaceutical Industry AWP Litigations*" for coordinated treatment. In addition, various state court actions are pending in actions brought by the States of Alabama (commenced January 26, 2005), Alaska (commenced October 6, 2006), Hawaii (commenced April 27, 2006), Idaho (commenced June 8, 2007), Illinois (commenced February 7, 2005) and Mississippi (commenced October 20, 2005), as well as actions brought by the Commonwealth of Kentucky (commenced November 4, 2004) and the State of Utah (commenced in May 2008). Furthermore, state court actions pending in the State Court of New York were brought by three of the New York counties, Erie (commenced March 8, 2005), Schenectady (commenced May 10, 2006) and Oswego (commenced May 11, 2006).

Motions to dismiss have been filed with respect to most of the actions. While the motions to dismiss largely have been denied, some claims have been dismissed, including RICO claims brought by various New York counties whose remaining claims are pending in the MDL proceeding in Massachusetts. Discovery is ongoing. As of this date, no trials have been scheduled with respect to the Company, and it is not anticipated that any trial involving the Company will take place before the end of calendar 2009, at the earliest.

The Company is a defendant in an action commenced on December 27, 2004, in the District of Columbia entitled *Louisiana Wholesale Drug Company, Inc. and Rochester Drug Cooperative v. Biovail Corporation and Forest Laboratories, Inc.* The complaint alleges attempts to monopolize under Section 2 of the Sherman Act with respect to the product Tiazac resulting from Biovail's January 2001 patent listing in the Food and Drug Administration's "Orange Book" of Approved Drug Products with Therapeutic Equivalence Evaluations. Biovail withdrew the Orange Book listing of the patent at issue following an April 2002 Consent Order between Biovail and the Federal Trade Commission. Biovail is the owner of the NDA covering Tiazac which the Company distributes in the United States under license from Biovail. The action, which purports to be brought as a class action on behalf of all persons or entities who purchased Tiazac directly from the Company from February 12, 2001 to the present, seeks treble damages and related relief arising from the allegedly unlawful acts. By way of a ruling dated March 31, 2005, Judge Robertson granted Biovail's motion for summary judgment in a related action (Twin Cities v. Biovail) to which the Company is not a party. The plaintiffs in the Louisiana Wholesale case then amended their complaint to add a conspiracy charge against Biovail and Forest and an allegation that plaintiffs were damaged as a result of a delay by Biovail and Forest in marketing their own generic version of Tiazac. The Company and Biovail filed a motion for summary judgment and a motion to dismiss directed to the complaint. By way of a decision dated June 22, 2006, Judge Robertson granted defendants' motion for summary judgment, both with respect to original claims, as well as the newly-added claim asserted by the Louisiana Wholesale plaintiffs. That decision, along with the original Twin Cities decision, is now *sub judice* before the United States Court of Appeals for the District of Columbia.

**13. Contingencies:** *(continued)*

The United States Attorney's Office for the District of Massachusetts is investigating whether the Company may have committed civil or criminal violations of the federal "Anti-Kickback" laws and laws and regulations related to "off-label" promotional activities in connection with our marketing of Celexa, Lexapro and other products. As part of this investigation, the Company received a subpoena from the Office of Inspector General of the Federal Office of Personnel Management requesting documents relating to Celexa and have subsequently received further subpoenas from the United States Attorney's Office concerning Lexapro and other products, including Namenda and Combunox. The subpoenas request documents relating to a broad range of the Company's marketing and promotional activities during the period from January 1, 1997 to the present. In April 2006, the Company received an additional subpoena from the United States Attorney's Office for the District of Massachusetts requesting documents concerning its manufacture and marketing of Levothroid, the Company's levothyroxine supplement for the treatment of hypothyroidism. The Company understands that this subpoena was issued in connection with that office's investigation of potential civil or criminal violation of federal health laws in connection with Levothroid. The Company is continuing to cooperate with this investigation.

The Company received a subpoena dated January 26, 2006 from the United States Attorney's Office for the District of Massachusetts requesting documents related to its commercial relationship with Omnicare, Inc. (or Omnicare), a long-term care pharmacy provider, including but not limited to documents concerning its contracts with Omnicare, and rebates and other payments made by the Company to Omnicare. The Company understands that the subpoena was issued in connection with that office's investigation of potential criminal violations of federal healthcare laws by Omnicare and potentially others and is cooperating in this investigation.

In September 2007, the United States Court of Appeals for the Federal Circuit upheld the validity of the Company's composition of matter patent covering Lexapro and the decision of the United States District Court for the District of Delaware granting the Company an injunction preventing Teva from marketing a generic version of Lexapro.

In July 2006, the Company and Lundbeck commenced similar patent infringement litigation against Caraco Pharmaceutical Laboratories, Ltd., who had filed an ANDA with the FDA seeking to market a generic equivalent to Lexapro, in the United States District Court for the Eastern District of Michigan under the caption *Forest Laboratories, Inc. et al. v. Caraco Pharmaceutical Laboratories, Ltd. et al.* This case was stayed during the pendency of the Federal Circuit appeal in the case against Teva. A status conference is scheduled for June 12, 2008.

In February 2007, Caraco filed a single-count declaratory judgment action against the Company and Lundbeck in the United States District Court for the Eastern District in Michigan for non-infringement of a different patent for Lexapro that is listed in the FDA's Orange Book. After Forest and Lundbeck granted Caraco an irrevocable covenant not to sue, Chief Judge Friedman dismissed Caraco's action for lack of subject matter jurisdiction. On April 1, 2008, a three-judge panel of the United States Court of Appeals for the Federal Circuit reversed and remanded Chief Judge Friedman's decision. We have filed a combined petition for panel rehearing and hearing *en banc*.

Beginning in January 2008, the Company and Merz, its licensor for Namenda, commenced a series of patent infringement lawsuits in the United States District Court for the District of Delaware and other districts, including the United States District Court for the Eastern District of North Carolina, against several companies (including Teva, Mylan and Barr Laboratories, Inc.) who have notified them that they have filed ANDAs with the FDA seeking to obtain approval to market generic versions of Namenda. These actions are in the early stages and no scheduling order has been entered.

On July 14, 2006, the Company was named as a defendant, together with approximately 20 other pharmaceutical manufacturers and wholesalers in an action brought by RxUSA Wholesale, Inc. in the United States District Court for the Eastern District of New York under the caption *RxUSA Wholesale, Inc. v. Alcon Laboratories, et al.* The action alleges various antitrust and related claims arising out of an alleged concerted refusal by the defendant manufacturers and wholesalers to sell prescription drugs to plaintiff, a secondary drug wholesaler. Motions to dismiss have been filed by

**13. Contingencies:** *(continued)*

all of the defendants, and those motions are now *sub judice* before the court.

In April 2006, an action was commenced in the United States District Court for the Southern District of New York against the Company and Lundbeck under the caption *Infosint S.A. v. H. Lundbeck A/S, H. Lundbeck Inc. and Forest Laboratories, Inc.* In the action, the plaintiff alleges that the importation and sale in the United States of "citalopram products" by Lundbeck and the Company infringes certain claims of a manufacturing process patent owned by plaintiff. The action seeks injunctive relief as well as damages under U.S. patent laws. The Company believes that the plaintiff's claim is without merit. Further, the Company believes that its license agreements with Lundbeck require Lundbeck to indemnify the Company from the cost of defending this action and from any associated damages or awards.

The Company has been named in approximately 45 product liability lawsuits that remain active. Most of the lawsuits allege that Celexa or Lexapro caused or contributed to individuals committing or attempting suicide. The suits seek substantial compensatory and punitive damages. The Company is vigorously defending these suits. A multi-district proceeding (or MDL) has been established for this litigation, with the federal court cases being transferred to Judge Rodney Sippel in the United States District Court for the Eastern District of Missouri.

The Company expects the MDL will ease the burden of defending these cases. While litigation is inherently subject to uncertainty and accordingly the Company cannot predict or determine the outcome of this litigation, the Company believes there is no merit to these actions and that the consolidated proceedings will promote the economical and efficient resolution of these lawsuits and provide the Company with a meaningful opportunity to vindicate the Company's products. The Company currently maintains $140 million of product liability coverage per "occurrence" and in the aggregate.

The Company received two subpoenas dated April 27, 2007 from the Office of the Attorney General of the State of Delaware requesting documents relating to its use of the "nominal price" exception to the Medicaid program's "Best Price" rules. The Company understands that comparable subpoenas have been or will be issued to other pharmaceutical manufacturers as part of that office's investigation of the use of the "nominal price" exception and is complying with the subpoenas.

The Company is also subject to various legal proceedings that arise from time to time in the ordinary course of its business. Although the Company believes that the proceedings brought against it, including the product liability cases described above, are without merit and it has product liability and other insurance, litigation is subject to many factors which are difficult to predict and there can be no assurance that the Company will not incur material costs in the resolution of these matters.

## 14. Income taxes:

The components of income before income tax expense were:

| Years ended March 31, *(In thousands)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| U.S. | $ 440,271 | ($ 26,935) | $446,610 |
| Foreign | 770,126 | 735,779 | 422,902 |
| Income before income tax expense | $1,210,397 | $708,844 | $869,512 |

The provision for income taxes consists of the following:

| Years ended March 31, *(In thousands)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| Current: | | | |
| U.S. federal | $194,491 | $248,846 | $155,906 |
| Section 965 repatriation | | | ( 36,414) |
| State and local | 18,139 | 15,397 | 12,690 |
| Foreign | 56,885 | 61,230 | 61,850 |
| | 269,515 | 325,473 | 194,032 |
| Deferred: | | | |
| U.S. | ( 26,549) | ( 79,147) | ( 14,499) |
| Foreign | ( 502) | 8,415 | ( 18,535) |
| | ( 27,051) | ( 70,732) | ( 33,034) |
| | $242,464 | $254,741 | $160,998 |

The reasons for the difference between the provision for income taxes and expected federal income taxes at statutory rates are as follows:

| Years ended March 31, *(percentage of income before income tax expense)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| U.S. statutory rate | 35.0% | 35.0% | 35.0% |
| Acquired in-process research and development | | 23.5 | |
| Effect of foreign operations | (14.5) | (21.8) | (10.8) |
| Impact of Section 965 repatriation | | | ( 4.2) |
| Research credit | ( 1.6) | ( 2.2) | ( 1.5) |
| State and local taxes, less federal tax benefit | 1.4 | 2.4 | 0.8 |
| Permanent differences and other items | ( 0.3) | ( 1.0) | ( 0.8) |
| | 20.0% | 35.9% | 18.5% |

**14. Income taxes:** *(continued)*

The Company's effective tax rate for fiscal 2008 and 2006, respectively, is lower than the statutory rate principally as a result of the proportion of earnings generated in lower-taxed foreign jurisdictions as compared with the United States. These earnings include development and manufacturing income from our operations in Ireland, which operate under tax incentives that currently expire in 2010. The Company's effective tax rate in fiscal 2007 was higher than the statutory rate principally as a result of the in-process R&D expensed as part of the Cerexa acquisition completed in January 2007.

Net deferred income taxes relate to the following timing differences:

| **March 31,** *(In thousands)* | **2008** | **2007** |
|---|---|---|
| Inventory reserves | $ 47,278 | $ 40,631 |
| Receivable allowances and other reserves | 93,900 | 85,486 |
| Depreciation | ( 2,097) | ( 4,031) |
| Amortization | 52,212 | 23,467 |
| Carryforwards and credits | 81,334 | 91,566 |
| Accrued liabilities | 21,548 | 22,886 |
| Employee stock option tax benefits | 1,932 | 16,139 |
| Other | 12,723 | 743 |
| | 308,830 | 276,887 |
| Valuation allowance | ( 23,772) | ( 23,724) |
| Deferred taxes, net | $285,058 | $253,163 |

The Company has net operating loss carryforwards primarily related to the purchase of Cerexa in January 2007 as well as excess charitable contribution carryovers which are available to reduce future U.S. federal and state taxable income, expiring at various times between 2008 and 2025. Although not material, valuation allowances have been established for a portion of deferred tax assets acquired as part of the Cerexa purchase as the Company has determined that it was more likely than not that these benefits will not be realized.

On October 22, 2004, the American Jobs Creation Act of 2004 (or the Act) was signed into law. One of the key provisions of the Act, Internal Revenue Code Section §965, included a temporary incentive for U.S. multinationals to repatriate foreign earnings by providing an elective 85% dividends received deduction for certain cash dividends from controlled foreign corporations.

Pursuant to the provision, in fiscal 2005, the Company repatriated $1,238,900 and recorded a resulting tax cost of $90,657. In fiscal 2006, the Company reversed $36,414 of the prior year accrual due to updated guidance issued by the U.S. Treasury Department. The originally enacted law did not specifically address whether the dividends received deduction applied to the required tax gross-up related to the dividend. As of the date the financial statements were prepared for the March 2005 fiscal year, the Company accrued the tax assuming the deduction did not apply, which represented the additional $36,414 of tax. In May 2005, the U.S. Treasury Department clarified that the dividends received deduction in fact did apply to the tax gross-up amount and accordingly the $36,414 tax accrual was reversed in the March 2006 fiscal year.

The Company has satisfied all of the requirements of this provision including that the dividend amounts have been invested in the United States pursuant to the domestic reinvestment plan. As of fiscal 2006, the Company has made 100% of the required expenditures under the safe harbor provided by the Internal Revenue Service (or IRS).

Excluding the repatriation discussed above, no provision has been made for income taxes on the remaining undistributed earnings of the Company's foreign subsidiaries of approximately $2,335,962 at March 31, 2008 as the Company intends to indefinitely reinvest such earnings.

**14. Income Taxes:** *(continued)*

The Company is subject to income taxes in the United States and several foreign jurisdictions. The Company and its U.S. subsidiaries file a consolidated U.S. federal income tax return. Tax returns are routinely audited by U.S. federal and state as well as foreign tax authorities. The Company accrues liabilities for identified tax contingencies that result from positions that are being challenged or could be challenged by tax authorities. The Company believes that its accrual for tax liabilities is adequate for all open years, based on Management's assessment of many factors, including its interpretations of the tax law and judgments about potential actions by tax authorities. However, it is possible that the ultimate resolution of any tax audit may be materially greater or lower than the amount accrued.

The Company files tax returns in the United States and certain foreign jurisdictions including Ireland. The Company's income tax returns for fiscal years prior to 1999 in most jurisdictions and prior to 2002 in Ireland are no longer subject to review as such fiscal years are generally closed. Tax authorities in various jurisdictions are in the process of reviewing the Company's tax returns for various post-1999 fiscal years, including the Internal Revenue Service, which has recently concluded its examination of the Company's U.S. federal income tax returns for fiscal 2002 and 2003. In connection with that examination, in July 2007, the IRS issued a notice of proposed adjustment primarily relating to the Company's intercompany transfer pricing methodology. On November 5, 2007, the IRS issued a Revenue Agent Report which seeks to assess approximately $206.7 million of additional U.S. corporation income tax relating to the examination period, excluding interest and penalties. The Company continues to disagree with the IRS position and adjustment because it believes that it is inconsistent with applicable tax laws and the Company intends to defend its position vigorously. In accordance with the Company's taxpayer appeals rights, a formal written protest of the proposed adjustment has been filed with the IRS and the matter is in administrative appeals.

While the resolution of this issue may result in tax liabilities that are greater or less than the reserves established, Management believes that the ultimate resolution will not have a material effect on the Company's financial position or liquidity. If the IRS prevails in a position that increases the U.S. tax liability in excess of established reserves, it is likely that the IRS could make similar claims for years subsequent to fiscal 2003 which could be material. However, at this time Management believes that it is unlikely that the ultimate outcome will be determined within the next 12 months.

On April 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (or FASB) Interpretation No. 48 (or FIN 48), "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109". As a result of adoption of FIN 48, the Company recognized an increase of $13,796, net of related tax benefits, to the unrecognized tax benefits (or UTB) balance with a corresponding reduction to the April 1, 2007 balance of retained earnings, resulting in an opening UTB balance of $143,605. As of March 31, 2008, the Company's consolidated balance sheet reflects UTBs of $178,471, of which $167,671 would impact the effective tax rate if recognized. A reconciliation of the beginning and ending amount of UTBs is as follows:

| *(In thousands)* | |
|---|---|
| Balance as of April 1, 2007 | $143,605 |
| Additions related to prior year positions | 16,883 |
| Reduction related to prior year positions | ( 24,435) |
| Additions related to current year positions | 42,418 |
| Balance as of March 31, 2008 | $178,471 |

The Company recognized interest accrued related to UTBs in income tax expense and related liability accounts on the balance sheet. During the fiscal year ended March 31, 2008, the Company recognized $9,599 of interest. Accrued interest related to UTBs totaled $19,939 as of March 31, 2008.

It is anticipated that the amount of UTBs will not change significantly within the next 12 months.

## 15. Quarterly financial data *(unaudited)*:

*(In thousands, except per share data)*

| | Net sales | Gross profit | Net income (loss) | Diluted earnings (loss) per share |
|---|---|---|---|---|
| **2008** | | | | |
| First quarter | $842,616 | $656,376 | $268,162 | $0.83 |
| Second quarter | 842,337 | 652,345 | 225,244 | 0.71 |
| Third quarter | 918,146 | 704,640 | 301,757 | 0.96 |
| Fourth quarter | 898,703 | 688,327 | 172,770 | 0.55 |
| **2007** | | | | |
| First quarter | $758,768 | $583,083 | $200,607 | $0.62 |
| Second quarter | 778,676 | 593,578 | 241,111 | 0.75 |
| Third quarter | 830,431 | 634,892 | 250,301 | 0.78 |
| Fourth quarter (a) | 815,449 | 626,169 | (237,916) | ( 0.75) |

(a) Includes a $476,000 charge to IPR&D related to the Cerexa acquisition.

## 16. Subsequent event *(In thousands)*:

On May 12, 2008, the Company and its licensing partner Daiichi Sankyo, Inc. (or Sankyo) announced that effective July 1, 2008, they have terminated their co-promotion agreement for Azor (amlodipine and olmesartan medoxomil), Sankyo's fixed-dose combination of two antihypertensives, the calcium channel blocker amlodipine besylate and the angiotensin receptor blocker olmesartan medoxomil. In the first quarter of fiscal 2009, the Company will record a one-time charge of approximately $44,100 which is composed of a one-time payment to Sankyo of approximately $26,600 related to the termination of the agreement and $17,500 related to the unamortized portion of the initial upfront payment. The Company determined that the resources it had allocated to the Azor co-promotion will be better utilized in providing additional support for the Company's currently marketed products.

## Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management believes that we maintained effective internal control over financial reporting as of March 31, 2008.

Our independent registered public accounting firm has issued an attestation report on management's assessment of our internal control over financial reporting which is included herein.

Howard Solomon
Chairman and
Chief Executive Officer

Francis I. Perier, Jr.
Senior Vice President-Finance and
Chief Financial Officer

May 30, 2008

## Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Forest Laboratories, Inc.
New York, New York

We have audited Forest Laboratories, Inc. and Subsidiaries internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Forest Laboratories, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, "Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Forest Laboratories, Inc. and Subsidiaries maintained in all material respects, effective internal control over financial reporting as of March 31, 2008, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Forest Laboratories, Inc. and Subsidiaries as of March 31, 2008 and March 31, 2007 and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2008, and our report dated May 28, 2008 expressed an unqualified opinion thereon.

BDO Seidman, LLP

New York, New York
May 28, 2008

Board of Directors and Stockholders
Forest Laboratories, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of Forest Laboratories, Inc. and Subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Forest Laboratories, Inc. and Subsidiaries at March 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective April 1, 2007 Forest Laboratories, Inc. and Subsidiaries adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109".

As discussed in Note 1 to the consolidated financial statements, in 2007 Forest Laboratories, Inc. and Subsidiaries changed its method of accounting for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment".

We also have audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Forest Laboratories, Inc. and Subsidiaries' internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 28, 2008 expressed an unqualified opinion thereon.

BDO Seidman, LLP

New York, New York
May 28, 2008

### Form 10-K

The Company's annual report on Form 10-K to the Securities and Exchange Commission for fiscal 2008 is available to stockholders upon written request to:

Corporate Secretary,
Forest Laboratories, Inc.
909 Third Avenue,
New York, New York 10022-4731

### NYSE Certification

The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K for the year ended March 31, 2008. We have also filed with the New York Stock Exchange the Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual for the fiscal year ended March 31, 2007.

### Annual Meeting

The fiscal 2008 annual meeting of stockholders of Forest Laboratories, Inc. will be held in New York City at 277 Park Avenue, 17th floor, on Monday August 11, 2008 at 10:00 a.m.

### Stock Market Data

The common stock of Forest Laboratories, Inc. is traded on the New York Stock Exchange, trading symbol: FRX. The table below shows, for the eight fiscal quarters indicated, the high and low sales price of the Company's stock as reported by the New York Stock Exchange.

### Quarterly Stock Market Prices

| | High | Low |
|---|---|---|
| April - June 2006 | 45.01 | 36.18 |
| July - September 2006 | 51.53 | 37.82 |
| October - December 2006 | 54.70 | 46.34 |
| January - March 2007 | 57.97 | 50.00 |
| April - June 2007 | 56.65 | 44.51 |
| July - September 2007 | 47.53 | 35.01 |
| October - December 2007 | 41.00 | 34.89 |
| January - March 2008 | 42.76 | 35.00 |

As of May 28, 2008 there were 1,316 stockholders of record of the Company's common stock.

## Comparison of 5 Year Cumulative Total Return*

Among Forest Laboratories, Inc., The S&P 500 Index
And The S&P Pharmaceuticals Index

The graph below matches Forest Laboratories, Inc.'s cumulative 5-year total shareholder return on common stock with the cumulative total returns of the S&P 500 index and the S&P Pharmaceuticals index. The graph assumes that the value of the investment in our common stock and in each of the indexes (including reinvestment of dividends) was $100 on 3/31/2003 and tracks it through 3/31/2008.



$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
3/03
3/04
3/05
3/06
3/07
3/08
Forest Laboratories, Inc.
S&P 500
S&P Pharmaceuticals


*$100 invested on 3/31/03 in stock or index-including reinvestment of dividends. Fiscal year ended March 31.

# Officers

## Corporate

Howard Solomon
Chairman &
Chief Executive Officer

Lawrence S. Olanoff, M.D., Ph.D.
President &
Chief Operating Officer

Raymond Stafford
Executive Vice President Global Marketing

Elaine Hochberg
Senior Vice President Marketing &
Chief Commercial Officer

Francis I. Perier, Jr.
Senior Vice President
Finance &
Chief Financial Officer

Bernard J. McGovern
Vice President
Human Resources

William J. Meury
Vice President
Marketing

Richard S. Overton
Vice President
Operations & Facilities

David F. Solomon
Vice President
Business Development &
Strategic Planning

Kevin Walsh
Vice President
Information Systems &
Manufacturing Operations

Rita Weinberger
Vice President
Controller

Herschel S. Weinstein
Vice President
General Counsel

William J. Candee III
Secretary

## Directors

Nesli Basgoz, M.D.
Associate Chief for
Clinical Affairs
Massachusetts General Hospital

William J. Candee III
Attorney in Private Practice

George S. Cohan
President
The Cohan Company
(Consultants)

Dan L. Goldwasser
Shareholder
Vedder, Price, P.C.
(Attorneys at Law)

Kenneth E. Goodman
Private Investor

Lawrence S. Olanoff, M.D., Ph.D.

Lester B. Salans, M.D.
Clinical Professor,
Mount Sinai Hospital &
Industry Consultant

Howard Solomon

## Independent Registered Public Accountants

BDO Seidman, LLP
New York, New York

## Transfer Agent

Address stockholder
inquiries to:
Mellon Investor Services, LLC
480 Washington Boulevard
Jersey City, NJ 07310 - 2053
Telephone: 1-800-313-9450

**Subsidiary/Division**

Michael F. Baker
Executive Vice President
Trade Sales & Development
Forest Pharmaceuticals

Marco Taglietti, M.D.
Executive Vice President &
Chief Medical Officer
Forest Research Institute

Sebastian P. Assenza, Ph.D.
Senior Vice President
Pharmaceutical
Research and Development
Forest Research Institute

Gerard J. Azzari
Senior Vice President
Sales
Forest Pharmaceuticals

John Castellana, Ph.D.
Senior Vice President
Clinical Operations &
Biometrics
Forest Research Institute

C. Douglas Glidewell
Senior Vice President
Finance
Forest Pharmaceuticals

Terrill J. Howell
Senior Vice President
Operations
Forest Pharmaceuticals

Jerome Lynch
Senior Vice President
Sales
Forest Pharmaceuticals

Rick A. Orr
Senior Vice President
Operations
Cerexa

Dirk A. Thye, M.D.
Senior Vice President
Clinical Development
Cerexa

Nancy Barnett
Vice President
Marketing Services
Forest Pharmaceuticals

June Bray
Vice President
Regulatory Affairs
Forest Research Institute

Mark A. Devlin
Vice President
Managed Markets,
Government & Policy
Forest Pharmaceuticals

Edward Gill
Vice President
Drug Safety & Surveillance
Forest Research Institute

Stephen Graham
Vice President
Informatics Business
Operations
Forest Pharmaceuticals

Robert Jackson
Vice President
Project Management &
Operations
Forest Research Institute

Raymond Kozikowski
Vice President
Sales & Marketing
Informatics
Forest Pharmaceuticals

Donald W. Mac Donald
Vice President
Contracting, Reimbursement &
Analysis
Forest Pharmaceuticals

Shashank Mahashabde, Ph.D.
Vice President
Developmental Pharmaceuticals &
Clinical Packaging
Forest Research Institute

Ramaswamy Murari
Vice President
Corporate Quality & Compliance
Forest Pharmaceuticals

Thomas Nee
Vice President
New Products
Forest Pharmaceuticals

Charles Ryan
Vice President & Chief
Intellectual Property
Counsel
Forest Research Institute

Kimberley Thacker, M.D.
Vice President
Medical Affairs
Forest Research Institute

Srinivas Vangala
Vice President
Research Informatics
Forest Research Institute

Raymond Stafford
Chief Executive Officer
Forest Laboratories Europe



END

Forest Laboratories, Inc.

909 Third Avenue, New York, NY 10022-4731
**www.frx.com**